FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira
de Distribuição

Individual and Consolidated Interim
Financial Information for the
Quarter Ended June 30, 2014 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2014, which comprises the balance sheet as of June 30, 2014 and the related statements of income and comprehensive income for the three and six-month periods then ended and of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Deloitte Touche Tohmatsu

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-
-month period ended June 30, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil

São Paulo, July 22, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Company Information
Capital Breakdown	2
Cash Dividends	3
Individual Quarterly Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Income Statement	7
Comprehensive Income for the Period	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2014 to 6/30/2014	10
1/1/2013 to 6/30/2013	11
Statement of Value Added	12
Consolidated Quarterly Financial Information
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Income Statement	16
Comprehensive Income for the Period	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2014 to 6/30/2014	19
1/1/2013 to 6/30/2013	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Quarterly Financial Information	42
Other Information Deemed Relevant by the Company	98

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 06/30/2014
Paid in Capital
Common	99,680
Preferred	165,458
Total	265,138
Treasury Shares
Common	-
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors’ Meeting	04/24/2014	Dividend	05/15/2014	Common	-	0.12727
Board of Directors’ Meeting	04/24/2014	Dividend	05/15/2014	Preferred	-	0.14000
Extraordinary and Ordinary Shareholders’ Meeting	04/16/2014	Dividend	06/13/2014	Common	-	0.53539
Extraordinary and Ordinary Shareholders’ Meeting	04/16/2014	Dividend	06/13/2014	Preferred	-	0.58893
Board of Directors’ Meeting	07/16/2014	Dividend	08/13/2014	Common	-	0.12727
Board of Directors’ Meeting	07/16/2014	Dividend	08/13/2014	Preferred	-	0.14000

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Individual Quarterly Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
1	Total Assets	20,661,258	22,214,075
1.01	Current Assets	3,610,299	5,623,474
1.01.01	Cash and Cash Equivalents	867,761	2,851,220
1.01.03	Accounts Receivable	225,220	360,361
1.01.03.01	Trade Accounts Receivable	175,369	312,471
1.01.03.02	Other Accounts Receivable	49,851	47,890
1.01.04	Inventories	2,219,486	2,165,609
1.01.06	Recoverable Taxes	128,630	148,034
1.01.06.01	Current Recoverable Taxes	128,630	148,034
1.01.07	Prepaid Expenses	93,648	27,497
1.01.08	Other Current Assets	75,554	70,753
1.01.08.01	Noncurrent Assets Held for Sales	2,418	4,355
1.01.08.03	Other	73,136	66,398
1.02	Noncurrent Assets	17,050,959	16,590,601
1.02.01	Long-term Assets	1,832,157	1,614,381
1.02.01.03	Accounts Receivable	30,427	31,338
1.02.01.03.02	Other Accounts Receivable	30,427	31,338
1.02.01.06	Deferred Taxes	132,333	120,869
1.02.01.06.01	Deferred Income and Social Contribution Taxes	132,333	120,869
1.02.01.07	Prepaid Expenses	28,198	37,803
1.02.01.08	Receivables from Related Parties	879,963	646,478
1.02.01.08.02	Receivables from Subsidiaries	841,639	608,573
1.02.01.08.03	Receivables from Controlling Shareholders	641	2,738
1.02.01.08.04	Receivables from Other Related Parties	37,683	35,167
1.02.01.09	Other Noncurrent Assets	761,236	777,893
1.02.01.09.04	Recoverable Taxes	337,173	350,880
1.02.01.09.05	Restricted Deposits for Legal Proceeding	424,063	427,013
1.02.02	Investments	8,043,124	7,774,250
1.02.02.01	Investments in Associates	8,043,124	7,774,250
1.02.02.01.02	Investments in Subsidiaries	8,043,124	7,774,250
1.02.03	Property and Equipment, net	6,057,873	6,074,815
1.02.03.01	Property and Equipment in Use	5,953,527	5,911,544
1.02.03.02	Leased properties	28,731	32,210
1.02.03.03	In Progress	75,615	131,061
1.02.04	Intangible Assets	1,117,805	1,127,155
1.02.04.01	Intangible Assets	1,117,805	1,127,155
1.02.04.01.02	Intangible Assets	1,117,805	1,127,155

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Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
2	Total Liabilities	20,661,258	22,214,075
2.01	Current Liabilities	6,601,028	8,022,610
2.01.01	Payroll and Related Charges	305,661	368,584
2.01.01.01	Payroll Liabilities	46,984	67,385
2.01.01.02	Social Security Liabilities	258,677	301,199
2.01.02	Trade Accounts Payable	1,917,022	2,631,704
2.01.02.01	Local Trade Accounts Payable	1,872,913	2,529,066
2.01.02.02	Foreign Trade Accounts Payable	44,109	102,638
2.01.03	Taxes and Contributions Payable	281,165	365,382
2.01.03.01	Federal Tax Liabilities	269,091	335,395
2.01.03.01.01	Income and Social Contribution Tax Payable	88,649	132,077
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	40,309	67,524
2.01.03.01.03	Taxes Payable in Installments	140,133	135,794
2.01.03.02	State Tax Liabilities	12,074	29,987
2.01.04	Loans and Financing	1,696,416	1,973,889
2.01.04.01	Loans and Financing	716,996	917,290
2.01.04.01.01	In Local Currency	716,116	754,137
2.01.04.01.02	In Foreign Currency	880	163,153
2.01.04.02	Debentures	962,289	1,028,475
2.01.04.03	Financing by Leasing	17,131	28,124
2.01.05	Other Liabilities	2,396,336	2,661,800
2.01.05.01	Related Parties	2,157,229	2,224,015
2.01.05.01.01	Debts with Associated Companies	2,353	6,180
2.01.05.01.02	Debts with Subsidiaries	2,154,136	2,217,835
2.01.05.01.03	Debts with Controlling Shareholders	740	0
2.01.05.02	Other	239,107	437,785
2.01.05.02.01	Dividends and Interest on Equity Payable	917	151,480
2.01.05.02.04	Utilities	3,791	6,667
2.01.05.02.05	Rent Payable	45,508	53,027
2.01.05.02.06	Advertisement Payable	31,745	39,723
2.01.05.02.07	Pass-through to Third Parties	7,832	8,799
2.01.05.02.08	Financing Related to Acquisition of Real Estate	41,383	36,161
2.01.05.02.09	Deferred revenue	9,916	0
2.01.05.02.11	Other Accounts Payable	98,015	141,928
2.01.06	Provisions	4,428	21,251
2.01.06.02	Other Provisions	4,428	21,251
2.01.06.02.02	Provisions for Restructuring	4,428	21,251

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Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	4,064,855	4,708,275
2.02.01	Loans and Financing	2,575,079	3,142,472
2.02.01.01	Loans and Financing	1,252,698	1,018,920
2.02.01.01.01	In Local Currency	950,676	1,018,920
2.02.01.01.02	In Foreign Currency	302,022	0
2.02.01.02	Debentures	1,199,752	1,998,705
2.02.01.03	Financing by Leasing	122,629	124,847
2.02.02	Other Liabilities	915,983	1,039,851
2.02.02.02	Other	915,983	1,039,851
2.02.02.02.03	Taxes Payable by Installments	895,055	991,717
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Other Accounts Payable	12,928	36,134
2.02.04	Provision for Contingencies	530,044	495,952
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	530,044	495,952
2.02.04.01.01	Tax Provisions	287,834	276,031
2.02.04.01.02	Social Security and Labor Provisions	159,238	149,196
2.02.04.01.04	Civil Provisions	82,972	70,725
2.02.06	Deferred revenue	43,749	30,000
2.02.06.02	Deferred revenue	43,749	30,000
2.03	Shareholders’ Equity	9,995,375	9,483,190
2.03.01	Paid-in Capital Stock	6,786,171	6,764,300
2.03.02	Capital Reserves	257,277	233,149
2.03.02.04	Granted Options	249,879	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,479,463	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,035,275	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	-43,872	-37,332
2.03.05	Retained Earnings/ Accumulated Losses	472,464	0

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Individual Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 04/01/2014 to 06/30/2014	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 04/01/2013 to 06/30/2013	Year To Date Previous Period 01/01/2013 to 06/30/2013
3.01	Net Sales from Goods and/or Services	5,452,885	10,852,425	5,030,708	10,194,987
3.02	Cost of Goods Sold and/or Services Sold	(3,973,363)	(7,937,658)	(3,658,139)	(7,402,606)
3.03	Gross Profit	1,479,522	2,914,767	1,372,569	2,792,381
3.04	Operating Income/Expenses	(1,028,927)	(2,038,951)	(1,219,368)	(2,238,332)
3.04.01	Selling Costs	(904,253)	(1,764,820)	(790,968)	(1,598,721)
3.04.02	General and Administrative	(120,803)	(256,859)	(163,904)	(327,789)
3.04.04	Other Operating Expense	-	-	10,066	10,066
3.04.04.02	Other Operating Income	-	-	10,066	10,066
3.04.05	Other Operating Expenses	(147,119)	(283,829)	(332,099)	(453,688)
3.04.05.01	Depreciation/Amortization	(105,750)	(211,554)	(100,116)	(199,743)
3.04.05.02	Income Related to Fixed Assets	(8,693)	(9,859)	(2,064)	(4,226)
3.04.05.03	Other Operating Expenses	(32,676)	(62,416)	(229,919)	(249,719)
3.04.06	Equity Pickup	143,248	266,557	57,537	131,800
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	450,595	875,816	153,201	554,049
3.06	Net Financial Expenses	(143,119)	(278,436)	(135,628)	(242,540)
3.06.01	Financial Revenue	43,179	103,912	47,045	110,479
3.06.02	Financial Expenses	(186,298)	(382,348)	(182,673)	(353,019)
3.07	Earnings Before Income and Social Contribution Taxes	307,476	597,380	17,573	311,509
3.08	Income and Social Contribution Taxes	(43,178)	(89,124)	24,516	(32,844)
3.08.01	Current	(56,206)	(100,588)	5,524	(46,704)
3.08.02	Deferred	13,028	11,464	18,992	13,860
3.09	Net Income from Continued Operations	264,298	508,256	42,089	278,665
3.11	Net Income for the Period	264,298	508,256	42,089	278,665
3.99.01.01	Common	0.94029	1.80821	0.15029	0.99500
3.99.01.02	Preferred	1.03432	1.98903	0.16532	1.09450
3.99.02.01	Common	0.94029	1.80821	0.15029	0.99500
3.99.02.02	Preferred	1.03233	1.98521	0.16410	1.08644

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	Year To Date Current Period 04/01/2014 to 06/30/2014	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 04/01/2013 to 06/30/2013	Year To Date Previous Period 01/01/2013 to 06/30/2013
4.01	Net income for the Period	264,298	508,256	42,089	278,665
4.03	Comprehensive Income for the Period	264,298	508,256	42,089	278,665

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Individual Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 01/01/2013 to 06/30/2013
6.01	Net Cash Flow Operating Activities	(470,251)	189,133
6.01.01	Cash Provided by the Operations	848,847	917,436
6.01.01.01	Net Income for the Period	508,256	278,665
6.01.01.02	Deferred Income and Social Contribution Taxes	(11,464)	(13,860)
6.01.01.03	Results from Disposal of Fixed Assets	9,859	4,226
6.01.01.04	Depreciation/Amortization	231,588	217,837
6.01.01.05	Net Finance Results	330,252	269,795
6.01.01.06	Adjustment to Present Value	-	126
6.01.01.07	Equity Pickup	(266,557)	(131,800)
6.01.01.08	Provision for Contingencies	24,923	185,060
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	(390)	2,705
6.01.01.10	Share-based Payment	24,128	23,653
6.01.01.11	Allowance for doubtful accounts	(2,195)	2,853
6.01.01.13	Provision for Obsolescence/breakage	6,782	(3,824)
6.01.01.14	Other Operating Expenses	-	82,000
6.01.01.15	Deferred Revenue	(6,335)	-
6.01.02	Changes in Assets and Liabilities	(1,319,098)	(728,303)
6.01.02.01	Accounts Receivable	137,336	186,136
6.01.02.02	Inventories	(60,659)	114,444
6.01.02.03	Recoverable Taxes	33,111	(79,205)
6.01.02.04	Other Assets	(62,020)	(43,092)
6.01.02.05	Related Parties	(293,572)	(179,412)
6.01.02.06	Restricted Deposits for Legal Proceeding	4,180	(66,650)
6.01.02.07	Trade Accounts Payable	(714,682)	(492,956)
6.01.02.08	Payroll Charges	(62,923)	(19,734)
6.01.02.09	Taxes and Social Contributions Payable	(208,306)	(122,599)
6.01.02.10	Other Accounts Payable	(108,284)	(13,874)
6.01.02.11	Contingencies	(13,279)	(11,361)
6.01.02.12	Deferred Revenue	30,000	-
6.02	Net Cash Flow Investment Activities	(202,865)	(392,753)
6.02.01	Capital Increase/Decrease on Subsidiaries	(241)	(58,750)
6.02.02	Acquisition of Property and Equipment	(176,974)	(319,686)
6.02.03	Increase Intangible Assets	(31,548)	(29,232)
6.02.04	Sales of Property and Equipment	5,898	14,915
6.03	Net Cash Flow Financing Activities	(1,310,343)	(1,393,624)
6.03.01	Capital Increase/Decrease	21,871	10,871
6.03.02	Loans Obtained	330,052	-
6.03.03	Payments	(994,683)	(1,048,119)
6.03.04	Interest Paid	(474,043)	(157,438)
6.03.05	Payment of Dividends	(186,356)	(198,938)
6.03.06	Acquisition of Subsidiary	(7,184)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,983,459)	(1,597,244)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	2,851,220	2,890,331
6.05.02	Cash and Cash Equivalents at the End of Period	867,761	1,293,087

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Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190
5.04	Capital Transactions with Shareholders	21,871	24,128	-	(35,792)	-	10,207
5.04.01	Capital Increases	21,871	-	-	-	-	21,871
5.04.03	Granted Options	-	24,128	-	-	-	24,128
5.04.06	Dividends	-	-	-	(35,792)	-	(35,792)
5.05	Total Comprehensive Income	-	-	-	508,256	-	508,256
5.05.01	Net Income for the Period	-	-	-	508,256	-	508,256
5.06	Internal Changes of Shareholders’ Equity	-	-	(6,278)	-	-	(6,278)
5.06.04	Gain (Loss) in Equity Interest	-	-	262	-	-	262
5.06.05	Transactions With Non-controlling Interest	-	-	(6,540)	-	-	(6,540)
5.07	Closing Balance	6,786,171	257,277	2,479,463	472,464	-	9,995,375

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Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2013 to 06/30/2013

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725
5.04	Capital Transactions with Shareholders	48,896	(14,372)	-	(33,111)	-	1,413
5.04.01	Capital Increases	10,871	-	-	-	-	10,871
5.04.03	Granted Options	-	23,653	-	-	-	23,653
5.04.06	Dividends	-	-	-	(33,111)	-	(33,111)
5.04.08	Capitalization of reserve	38,025	(38,025)	-	-	0	-
5.05	Total Comprehensive Income	-	-	-	278,665	-	278,665
5.05.01	Net Income for the Period	-	-	-	278,665	-	278,665
5.06	Internal Changes of Shareholders’ Equity	-	-	(873)	-	-	(873)
5.06.04	Gain (Loss) in Equity Interest	-	-	(873)	-	-	(873)
5.07	Closing Balance	6,758,931	214,087	1,555,358	245,554	-	8,773,930

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Individual Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 06/30/2014	YTD Current Period 01/01/2013 to 06/30/2013
7.01	Revenues	11,804,852	11,191,154
7.01.01	Sales of Goods, Products and Services	11,778,062	11,138,238
7.01.02	Other Revenues	24,595	55,769
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,195	(2,853)
7.02	Raw Materials Acquired from Third Parties	(9,184,980)	(8,859,906)
7.02.01	Costs of Products, Goods and Services Sold	(8,191,732)	(7,804,514)
7.02.02	Materials, Energy, Outsourced Services and Other	(993,248)	(1,055,392)
7.03	Gross Added Value	2,619,872	2,331,248
7.04	Retention	(231,588)	(217,837)
7.04.01	Depreciation and Amortization	(231,588)	(217,837)
7.05	Net Added Value Produced	2,388,284	2,113,411
7.06	Added Value Received in Transfer	370,469	242,279
7.06.01	Equity Pickup	266,557	131,800
7.06.02	Financial Revenue	103,912	110,479
7.07	Total Added Value to Distribute	2,758,753	2,355,690
7.08	Distribution of Added Value	2,758,753	2,355,690
7.08.01	Personnel	1,141,213	1,047,913
7.08.01.01	Direct Compensation	774,262	715,626
7.08.01.02	Benefits	240,577	245,793
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	71,706	62,300
7.08.01.04	Other	54,668	24,194
7.08.02	Taxes, Fees and Contributions	493,471	457,143
7.08.02.01	Federal	379,704	290,431
7.08.02.02	State	85,750	116,329
7.08.02.03	Municipal	28,017	50,383
7.08.03	Value Distributed to Providers of Capital	615,813	571,969
7.08.03.01	Interest	382,348	353,019
7.08.03.02	Rentals	233,465	218,950
7.08.04	Value Distributed to Shareholders	508,256	278,665
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	508,256	278,665

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Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
1	Total Assets	35,462,142	38,008,352
1.01	Current Assets	15,669,379	18,609,735
1.01.01	Cash and Cash Equivalents	5,355,930	8,367,176
1.01.02	Financial Investments	22,990	24,453
1.01.02.01	Financial Investments Measured Fair Value	22,990	24,453
1.01.02.01.02	Marketable Securities	22,990	24,453
1.01.03	Accounts Receivable	2,696,403	2,743,033
1.01.03.01	Trade Accounts Receivable	2,496,850	2,515,666
1.01.03.02	Other Accounts Receivable	199,553	227,367
1.01.04	Inventories	6,463,993	6,381,544
1.01.06	Recoverable Taxes	759,836	907,983
1.01.06.01	Current Recoverable Taxes	759,836	907,983
1.01.07	Prepaid Expenses	226,412	92,279
1.01.08	Other Current Assets	143,815	93,267
1.01.08.01	Noncurrent Assets Held for Sales	25,780	39,133
1.01.08.03	Other	118,035	54,134
1.02	Noncurrent Assets	19,792,763	19,398,617
1.02.01	Long-term Assets	4,548,575	4,334,832
1.02.01.03	Accounts Receivable	789,116	744,834
1.02.01.03.01	Trade Accounts Receivable	97,275	114,899
1.02.01.03.02	Other Accounts Receivable	691,841	629,935
1.02.01.04	Inventories	172,280	172,280
1.02.01.06	Deferred Taxes	870,413	950,757
1.02.01.06.01	Deferred Income and Social Contribution Taxes	870,413	950,757
1.02.01.07	Prepaid Expenses	46,575	49,914
1.02.01.08	Receivables from Related Parties	203,876	172,836
1.02.01.08.01	Receivables from Associated Parties	12,913	683
1.02.01.08.03	Receivables from Controlling Shareholders	641	3,404
1.02.01.08.04	Receivables from Other Related Parties	190,322	168,749
1.02.01.09	Other Noncurrent Assets	2,466,315	2,244,211
1.02.01.09.04	Recoverable Taxes	1,583,081	1,429,021
1.02.01.09.05	Restricted Deposits for Legal Proceeding	883,234	815,190
1.02.02	Investments	358,576	309,528
1.02.02.01	Investments in Associates	358,576	309,528
1.02.02.01.01	Investments in Associates	358,576	309,528
1.02.03	Property and Equipment, net	9,187,073	9,053,600
1.02.03.01	Property and Equipment in Use	8,945,763	8,747,479
1.02.03.02	Leased properties	85,334	97,161
1.02.03.03	In Progress	155,976	208,960
1.02.04	Intangible Assets	5,698,539	5,700,657
1.02.04.01	Intangible Assets	5,698,539	5,700,657
1.02.04.01.02	Intangible Assets	5,698,539	5,700,657

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Consolidated Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
2	Total Liabilities	35,462,142	38,008,352
2.01	Current Liabilities	14,596,779	17,012,754
2.01.01	Payroll and Related Charges	850,138	796,188
2.01.01.01	Payroll Liabilities	138,331	166,087
2.01.01.02	Social Security Liabilities	711,807	630,101
2.01.02	Trade Accounts Payable	6,753,298	8,547,544
2.01.02.01	Local Trade Accounts Payable	6,695,822	8,406,225
2.01.02.02	Foreign Trade Accounts Payable	57,476	141,319
2.01.03	Taxes and Contributions Payable	769,163	968,462
2.01.03.01	Federal Tax Liabilities	638,736	737,422
2.01.03.01.01	Income and Social Contribution Tax Payable	118,437	166,535
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	371,822	426,589
2.01.03.01.03	Taxes Payable in Installments	148,477	144,298
2.01.03.02	State Tax Liabilities	121,521	226,644
2.01.03.03	Municipal Tax Liabilities	8,906	4,396
2.01.04	Loans and Financing	5,057,753	5,171,418
2.01.04.01	Loans and Financing	3,642,955	3,870,195
2.01.04.01.01	In Local Currency	3,642,075	3,665,660
2.01.04.01.02	In Foreign Currency	880	204,535
2.01.04.02	Debentures	1,380,066	1,244,893
2.01.04.03	Financing by Leasing	34,732	56,330
2.01.05	Other Liabilities	1,161,999	1,507,891
2.01.05.01	Related Parties	23,343	32,621
2.01.05.01.01	Debts with Associated Companies	2,261	9,012
2.01.05.01.03	Debts with Controlling Shareholders	740	-
2.01.05.01.04	Debts with Others Related Parties	20,342	23,609
2.01.05.02	Other	1,138,656	1,475,270
2.01.05.02.01	Dividends and Interest on Equity Payable	1,272	151,835
2.01.05.02.04	Utilities	17,184	22,314
2.01.05.02.05	Rent Payable	65,914	112,439
2.01.05.02.06	Advertisement Payable	71,269	89,050
2.01.05.02.07	Pass-through to Third Parties	177,042	226,008
2.01.05.02.08	Financing Related to Acquisition of Real Estate	46,383	36,161
2.01.05.02.09	Deferred revenue	141,321	114,749
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	71,512	69,014
2.01.05.02.12	Other Accounts Payable	546,759	653,700
2.01.06	Provisions	4,428	21,251
2.01.06.02	Other Provisions	4,428	21,251
2.01.06.02.02	Provisions for Restructuring	4,428	21,251

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Consolidated Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06.30.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	7,451,903	8,283,634
2.02.01	Loans and Financing	3,394,729	4,321,850
2.02.01.01	Loans and Financing	1,599,470	1,524,795
2.02.01.01.01	In Local Currency	1,297,448	1,524,795
2.02.01.01.02	In Foreign Currency	302,022	-
2.02.01.02	Debentures	1,599,731	2,598,544
2.02.01.03	Financing by Leasing	195,528	198,511
2.02.02	Other Liabilities	1,185,810	1,297,773
2.02.02.02	Other	1,185,810	1,297,773
2.02.02.02.03	Taxes Payable by Installments	974,460	1,072,849
2.02.02.02.04	Accounts Payable Related to Acquisition of Companies	118,071	107,790
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Other Accounts Payable	85,279	105,134
2.02.03	Deferred taxes	1,041,905	1,060,852
2.02.03.01	Income and social taxes, deferred	1,041,905	1,060,852
2.02.04	Provision for Contingencies	1,346,384	1,147,522
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,346,384	1,147,522
2.02.04.01.01	Tax Provisions	702,522	674,898
2.02.04.01.02	Social Security and Labor Provisions	429,166	297,464
2.02.04.01.04	Civil Provisions	214,696	175,160
2.02.06	Deferred revenue	483,075	455,637
2.02.06.02	Deferred revenue	483,075	455,637
2.03	Shareholders’ Equity	13,413,460	12,711,964
2.03.01	Paid-in Capital Stock	6,786,171	6,764,300
2.03.02	Capital Reserves	257,277	233,149
2.03.02.04	Granted Options	249,879	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,479,463	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,035,275	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	(43,872)	(37,332)
2.03.05	Retained Earnings/ Accumulated Losses	472,464	-
2.03.09	Non-Controlling Interest	3,418,085	3,228,774

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Consolidated Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 04/01/2014 to 06/30/2014	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 04/01/2013 to 06/30/2013	Year To Date Previous Period 01/01/2013 to 06/30/2013
3.01	Net Sales from Goods and/or Services	15,202,900	30,211,540	13,410,752	26,820,796
3.02	Cost of Goods Sold and/or Services Sold	(11,253,868)	(22,503,689)	(9,878,968)	(19,779,644)
3.03	Gross Profit	3,949,032	7,707,851	3,531,784	7,041,152
3.04	Operating Income/Expenses	(3,074,972)	(6,001,285)	(3,136,407)	(5,997,017)
3.04.01	Selling Costs	(2,522,496)	(4,906,106)	(2,235,325)	(4,493,599)
3.04.02	General and Administrative	(323,737)	(669,252)	(365,038)	(767,777)
3.04.04	Other Operating Income	464	627	(126)	10,787
3.04.04.02	Other Operating Income	464	627	(126)	10,787
3.04.05	Other Operating Expenses	(256,673)	(475,706)	(539,840)	(759,205)
3.04.05.01	Depreciation/Amortization	(191,295)	(382,581)	(195,125)	(390,035)
3.04.05.02	Income Related to Fixed Assets	(22,754)	(23,661)	(8,749)	(13,813)
3.04.05.03	Other Operating Expenses	(42,624)	(69,464)	(335,966)	(355,357)
3.04.06	Equity Pickup	27,470	49,152	3,922	12,777
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	874,060	1,706,566	395,377	1,044,136
3.06	Net Financial Expenses	(361,139)	(700,159)	(299,658)	(554,013)
3.06.01	Financial Revenue	154,066	332,951	128,048	270,674
3.06.02	Financial Expenses	(515,205)	(1,033,110)	(427,706)	(824,687)
3.07	Earnings Before Income and Social Contribution Taxes	512,921	1,006,407	95,719	490,123
3.08	Income and Social Contribution Taxes	(154,486)	(309,535)	(18,751)	(137,888)
3.08.01	Current	(125,212)	(246,140)	(54,106)	(142,692)
3.08.02	Deferred	(29,274)	(63,395)	35,355	4,804
3.09	Net Income from Continued Operations	358,435	696,872	76,968	352,235
3.11	Net Income for the Period	358,435	696,872	76,968	352,235
3.11.01	Attributed to Partners of Parent Company	264,298	508,256	42,089	278,665
3.11.02	Attributed to Noncontrolling Shareholders	94,137	188,616	34,879	73,570
3.99.01.01	Common	0.94029	1.80821	0.15029	0.99500
3.99.01.02	Preferred	1.03432	1.98903	0.16532	1.09450
3.99.02.01	Common	0.94029	1.80821	0.15029	0.99500
3.99.02.02	Preferred	1.03233	1.98521	0.16410	1.08644

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Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	Year To Date Current Period 04/01/2014 to 06/30/2014	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 04/01/2013 to 06/30/2013	Year To Date Previous Period 01/01/2013 to 06/30/2013
4.01	Net Income for the Period	358,435	696,872	76,968	352,235
4.03	Comprehensive Income for the Period	358,435	696,872	76,968	352,235
4.03.01	Attributed to Controlling Shareholders	264,298	508,256	42,089	278,665
4.03.02	Attributed to Non-Controlling Shareholders	94,137	188,616	34,879	73,570

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Consolidated Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Previous Period 01/01/2013 to 06/30/2013
6.01	Net Cash Flow Operating Activities	(721,016)	602,187
6.01.01	Cash Provided by the Operations	2,163,336	1,912,884
6.01.01.01	Net Income for the Period	696,872	352,235
6.01.01.02	Deferred Income and Social Contribution Taxes	63,395	(4,804)
6.01.01.03	Results from Disposal of Fixed Assets	23,661	13,813
6.01.01.04	Depreciation/Amortization	432,759	426,701
6.01.01.05	Net Finance Results	588,318	464,450
6.01.01.06	Adjustment to Present Value	35	1,724
6.01.01.07	Equity Pickup	(49,152)	(12,777)
6.01.01.08	Provision for Contingencies	180,963	287,614
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	2	2,773
6.01.01.10	Share-based Payment	24,128	23,653
6.01.01.11	Allowance for doubtful accounts	215,252	216,418
6.01.01.14	Provision for Obsolescence/breakage	(2,261)	(15,840)
6.01.01.15	Deferred revenue	(10,636)	(30,844)
6.01.01.16	Other operation expenses	-	187,768
6.01.02	Changes in Assets and Liabilities	(2,884,352)	(1,310,697)
6.01.02.01	Accounts Receivable	(179,816)	(77,194)
6.01.02.02	Inventories	(80,188)	(136,172)
6.01.02.03	Recoverable Taxes	(27,146)	(146,375)
6.01.02.05	Other Assets	(213,154)	(110,627)
6.01.02.06	Related Parties	(39,182)	(82,938)
6.01.02.07	Restricted Deposits for Legal Proceeding	(55,308)	(155,693)
6.01.02.08	Trade Accounts Payable	(1,794,246)	(370,827)
6.01.02.09	Payroll Charges	53,950	46,795
6.01.02.10	Taxes and Social Contributions Payable	(306,556)	(155,452)
6.01.02.11	Other Accounts Payable	(260,118)	(78,025)
6.01.02.12	Financial Investments	-	(22,977)
6.01.02.13	Contingencies	(47,234)	(21,212)
6.01.02.14	Deferred revenue	64,646	-
6.02	Net Cash Flow Investment Activities	(561,231)	(774,496)
6.02.01	Acquisition of Subsidiary	-	8,192
6.02.02	Capital Increase/Decrease on Subsidiaries	(152)	-
6.02.03	Acquisition of Property and Equipment	(503,384)	(768,278)
6.02.04	Increase Intangible Assets	(84,081)	(58,649)
6.02.05	Sales of Property and Equipment	26,386	44,239
6.03	Net Cash Flow Financing Activities	(1,728,999)	(1,876,691)
6.03.01	Capital Increase/Decrease	21,871	10,871
6.03.02	Loans Obtained	2,755,775	2,408,397
6.03.03	Payments	(3,633,441)	(3,782,204)
6.03.04	Interest Paid	(679,664)	(312,584)
6.03.05	Payment of Dividends	(186,356)	(201,171)
6.03.06	Acquisition of Subsidiary	(7,184)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(3,011,246)	(2,049,000)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	8,367,176	7,086,251
6.05.02	Cash and Cash Equivalents at the End of Period	5,355,930	5,037,251

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Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other compreehensive income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190	3,228,774	12,711,964
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190	3,228,774	12,711,964
5.04	Capital Transactions with Shareholders	21,871	24,128	-	(35,792)	-	10,207	-	10,207
5.04.01	Capital Increases	21,871	-	-	-	-	21,871	-	21,871
5.04.03	Granted Options	-	24,128	-	-	-	24,128	-	24,128
5.04.06	Dividends	-	-	-	(35,792)	-	(35,792)	-	(35,792)
5.05	Total Comprehensive Income	-	-	-	508,256	-	508,256	188,616	696,872
5.05.01	Net Income for the Period	-	-	-	508,256	-	508,256	188,616	696,872
5.06	Internal Changes of Shareholders’ Equity	-	-	(6,278)	-	-	(6,278)	695	(5,583)
5.06.04	Gain (Loss) in Equity Interest	-	-	262	-	-	262	482	744
5.06.05	Transactions With Non-controlling	-	-	(6,540)	-	-	(6,540)	213	(6,327)
5.07	Closing Balance	6,786,171	257,277	2,479,463	472,464	-	9,995,375	3,418,085	13,413,460

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Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other compreehensive income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with Shareholders	48,896	(14,372)	-	(33,111)	-	1,413	-	1,413
5.04.01	Capital Increases	10,871	-	-	-	-	10,871	-	10,871
5.04.03	Granted Options	-	23,653	-	-	-	23,653	-	23,653
5.04.06	Dividends	-	-	-	(33,111)	-	(33,111)	-	(33,111)
5.04.08	Capitalization of reserve	38,025	(38,025)	-	-	-	-	0	-
5.05	Total Comprehensive Income	-	-	-	278,665	-	278,665	73,570	352,235
5.05.01	Net Income for the Period	-	-	-	278,665	-	278,665	73,570	352,235
5.06	Internal Changes of Shareholders’ Equity	-	-	(873)	-	-	(873)	233	(640)
5.06.04	Gain (Loss) in Equity Interest	-	-	(873)	-	-	(873)	233	(640)
5.07	Closing Balance	6,758,931	214,087	1,555,358	245,554	-	8,773,930	2,647,029	11,420,959

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 06/30/2014	Year To Date Current Period 01/01/2013 to 06/30/2013
7.01	Revenues	33,304,807	29,857,524
7.01.01	Sales of Goods, Products and Services	33,507,321	29,964,231
7.01.02	Other Revenues	12,776	109,711
7.01.04	Allowance for/Reversal of Doubtful Accounts	(215,290)	(216,418)
7.02	Raw Materials Acquired from Third Parties	(25,800,379)	(23,057,634)
7.02.01	Costs of Products, Goods and Services Sold	(23,024,904)	(20,190,341)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,775,475)	(2,867,293)
7.03	Gross Added Value	7,504,428	6,799,890
7.04	Retention	(432,759)	(426,701)
7.04.01	Depreciation and Amortization	(432,759)	(426,701)
7.05	Net Added Value Produced	7,071,669	6,373,189
7.06	Added Value Received in Transfer	382,103	283,451
7.06.01	Equity Pickup	49,152	12,777
7.06.02	Financial Revenue	332,951	270,674
7.07	Total Added Value to Distribute	7,453,772	6,656,640
7.08	Distribution of Added Value	7,453,772	6,656,640
7.08.01	Personnel	3,057,584	2,785,890
7.08.01.01	Direct Compensation	2,201,611	2,021,319
7.08.01.02	Benefits	525,448	496,144
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	217,311	179,529
7.08.01.04	Other	113,214	88,898
7.08.01.04.01	Interest	113,214	88,898
7.08.02	Taxes, Fees and Contributions	1,907,538	2,033,429
7.08.02.01	Federal	1,207,872	1,225,086
7.08.02.02	State	605,559	698,832
7.08.02.03	Municipal	94,107	109,511
7.08.03	Value Distributed to Providers of Capital	1,791,778	1,485,086
7.08.03.01	Interest	1,033,111	824,687
7.08.03.02	Rentals	758,667	660,399
7.08.04	Value Distributed to Shareholders	696,872	352,235
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	508,256	278,665
7.08.04.04	Noncontrolling Interest in Retained Earnings	188,616	73,570

2Q14 Earnings Release

São Paulo, Brazil, July 23, 2014 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

Consolidated

Total net sales revenue increases 13.4%, or 9.5% on a same-store basis

Adjusted Net Income advances 26.3%, with net margin improving 30 basis points

  Revenue growth was driven by the performance of the Food businesses and Nova Pontocom. In the last 12 months, 116 new stores were opened;
  Adjusted EBITDA grew 21.1% to R$1.155 billion, with adjusted EBITDA margin of 7.6%, increasing 50 basis points from 2Q13, due to margin gains at Via Varejo as well as Multivarejo.

Food Businesses (Multivarejo + Assaí)

Solid performance of Multivarejo and Assaí with net sales revenue growth of 14.5%, or 8.3% on a same-store basis
Adjusted net income advances 31.0%, with adjusted net margin expanding 40 basis points

  Gross margin impacted mainly by the higher contribution to sales by Assaí;
  Total operating expenses as a ratio of net revenue decreased from 21.7% in 2Q13 to 18.2% in 2Q14;
  Adjusted EBITDA increased 20.1% to R$615 million, with margin of 7.3%, compared to 7.0% in 2Q13.

Via Varejo and Nova Pontocom

Adjusted EBITDA growth of 22.3% with EBITDA margin expansion of 60 basis points

  Net sales revenue growth of 12.0% to R$6.791 billion;
  The increase in operating expenses lagged sales revenue growth in the period due to continued efficiency gains at Via Varejo;
  Adjusted net income of R$183 million, up 20.9% from 2Q13.

	Consolidated						Food Businesses			Via Varejo + Nova Pontocom
(R$ million)(1)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ

Gross Revenue (2)	16,869	14,950	12.8%	33,506	29,964	11.8%	9,133	8,014	14.0%	7,736	6,936	11.5%
Net Revenue (2)	15,203	13,411	13.4%	30,212	26,821	12.6%	8,412	7,349	14.5%	6,791	6,062	12.0%
Gross Profit	3,949	3,532	11.8%	7,708	7,041	9.5%	2,073	1,840	12.7%	1,876	1,692	10.8%
Gross Margin	26.0%	26.3%	-30 bps	25.5%	26.3%	-80 bps	24.6%	25.0%	-40 bps	27.6%	27.9%	-30 bps
Total Operating Expenses (2)	(2,884)	(2,941)	-2.0%	(5,619)	(5,607)	0.2%	(1,528)	(1,598)	-4.4%	(1,356)	(1,344)	0.9%
% of Net Revenue	19.0%	21.9%	-290 bps	18.6%	20.9%	-230 bps	18.2%	21.7%	-350 bps	20.0%	22.2%	-220 bps
EBITDA (3)	1,090	609	79.1%	2,139	1,471	45.4%	558	253	121.0%	532	356	49.3%
EBITDA Margin	7.2%	4.5%	270 bps	7.1%	5.5%	160 bps	6.6%	3.4%	320 bps	7.8%	5.9%	190 bps
Adjusted EBITDA(4)	1,155	953	21.1%	2,232	1,829	22.0%	615	512	20.1%	540	441	22.3%
Adjusted EBITDA Margin	7.6%	7.1%	50 bps	7.4%	6.8%	60 bps	7.3%	7.0%	30 bps	7.9%	7.3%	60 bps
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%	(143)	(129)	10.3%	(219)	(170)	28.3%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps	1.7%	1.8%	-10 bps	3.2%	2.8%	40 bps
Company's Net Profit	358	77	365.7%	697	352	97.8%	182	(18)	-	176	95	84.7%
Net Margin	2.4%	0.6%	180 bps	2.3%	1.3%	100 bps	2.2%	-0.3%	250 bps	2.6%	1.6%	100 bps
Adjusted Net Income (5)	407	323	26.3%	770	610	26.1%	224	171	31.0%	183	152	20.9%
Adjusted Net Margin	2.7%	2.4%	30 bps	2.5%	2.3%	20 bps	2.7%	2.3%	40 bps	2.7%	2.5%	20 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue.
(2) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(3) Earnings before interest, taxes, depreciation and amortization.
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.
(5) Adjusted Net Income by excluding the Other Operating Revenue (Expenses), so it eliminates nonrecurring expenses, revenues and other nonrecurring items.

Sales Performance

	Gross Sales						Net Sales
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	1H14	1H13	Δ
Consolidated (1)	16,869	14,950	12.8%	33,506	29,964	11.8%	15,203	13,411	13.4%	30,212	26,821	12.6%
Food Businesses (2)	9,133	8,014	14.0%	18,066	16,193	11.6%	8,412	7,349	14.5%	16,670	14,759	13.0%
Multivarejo (3)	7,034	6,456	9.0%	13,996	13,208	6.0%	6,465	5,915	9.3%	12,893	12,020	7.3%
Assaí	2,099	1,558	34.7%	4,070	2,985	36.4%	1,947	1,434	35.8%	3,778	2,738	38.0%
Nova Pontocom (4)	1,464	1,062	37.8%	2,930	2,014	45.5%	1,283	949	35.1%	2,591	1,806	43.4%
Via Varejo (5)	6,290	5,877	7.0%	12,534	11,765	6.5%	5,525	5,116	8.0%	10,974	10,263	6.9%

Gross 'Same-Store' Sales			Net 'Same-Store' Sales
	2Q14	1H14		2Q14	1H14
Consolidated (1)	9.0%	7.7%	Consolidated (1)	9.5%	8.5%
By category			By category
Food(6)	9.1%	5.5%	Food(6)	9.7%	6.9%
Non-Food(7)	9.0%	9.4%	Non-Food(7)	9.3%	9.7%
By business			By business
Multivarejo + Assaí	7.8%	5.2%	Multivarejo + Assaí	8.3%	6.5%
Nova Pontocom (4)	37.8%	45.5%	Nova Pontocom (4)	35.1%	43.4%
Via Varejo (5)	5.7%	4.7%	Via Varejo (5)	6.8%	5.3%

 (1)  Excludes revenue from intercompany transactions; (2)  Multivarejo + Assaí, including revenue from the leasing of commercial centers as from 2Q14. Prior periods were reclassified for comparison purposes; (3) Extra and Pão de Açúcar banners, includes revenue from the leasing of commercial centers as from 2Q14. Prior periods were reclassified for comparison purposes; (4)  Includes revenue from the commissions of marketplace, not considering the volume of goods; (5) Includes revenue from intercompany transactions; (6) Includes the food categories of Multivarejo and Assaí and excludes the non-food categories of Multivarejo; (7)  Includes the non-food categories of Multivarejo, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Net sales revenue amounted to R$15.2 billion, increasing 13.4% on the prior-year period, driven by the opening of 116 new stores in the last 12 months and by the 9.5% growth in same-store sales. The quarter's results also benefited from a positive calendar impact of 110 basis points.

A total of 25 stores were opened in the quarter, bringing the total number of new store openings in the first six months of the year to 46.

Performance by category:

✓ Food: strong same-store sales growth of 9.7%; adjusted for the calendar effect, growth was still strong, at 7.8%. The best performing categories were grocery, beverages and seafood, all of which benefitted from the Easter holiday falling in the period this year.

✓ Non-food: growth of 9.3%, led by technology products, especially TVs and smartphones.

Food Businesses (Multivarejo + Assaí)

✓ Net sales revenue grew 14.5%, with 19 new stores opened in the period, of which 16 were neighborhood stores (including 15 Minimercados Extra and 1 Minuto Pão de Açúcar), 1 Pão de Açúcar, 1 Assaí and 1 drugstore. On a same-store basis, net sales revenue grew 8.3% and benefitted from the calendar effect. Adjusted for this effect, same-store sales grew 6.3% in the quarter.

✓ At Multivarejo, the best-performing banners in the quarter were Pão de Açúcar and Minimercado Extra, which maintained the positive trend of prior periods. Private-label brands continued to register robust growth to account already for over 10% of the business unit's sales.

✓ June marked the opening of the first Minuto Pão de Açúcar, a neighborhood store with approximately 300 m² and a unique assortment and services to meet the needs of higher income customers.

✓ Assaí  posted yet another quarter of strong net sales growth (35.8%), driven by solid same-store growth and the significant contribution from new store openings. The format's strategy continues to focus on expanding into strategic regions, such as Brazil’s Northeast, which already has 12 stores (over 15% of total stores). In the last 12 months, 11 new stores were added, three of which were opened in the first six months of 2014. In the last six months of this year, Assaí plans to accelerate the number of store openings.

Nova Pontocom

✓  Business volume at Nova Pontocom, which includes direct sales and the volume of marketplace goods, grew approximately 41% in 2Q14 compared to 2Q13, driven by strong growth in site traffic, better conversion rates and the higher contribution to sales by the marketplace business, which in this quarter alone registered sales volume one and a half times higher than in the whole of last year.

Via Varejo

✓ Net sales revenue amounted to R$5.5 billion, with total-store sales growing 8.0% and same-store sales growing 6.8%.

✓ In line with the trend observed in recent quarters, the top performing categories were smartphones and TVs. Six new stores were opened in the quarter, all under the Casas Bahia banner, bringing the total number of stores opened in the last 12 months to 45.

Operating Performance

	Consolidated

(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue (1)	16,869	14,950	12.8%	33,506	29,964	11.8%
Net Revenue (1)	15,203	13,411	13.4%	30,212	26,821	12.6%
Gross Profit	3,949	3,532	11.8%	7,708	7,041	9.5%
Gross Margin	26.0%	26.3%	-30 bps	25.5%	26.3%	-80 bps
Selling Expenses (1)	(2,522)	(2,235)	12.8%	(4,906)	(4,494)	9.2%
General and Administrative Expenses	(324)	(365)	-11.3%	(669)	(768)	-12.8%
Equity Income	27	4	600.4%	49	13	284.7%
Other Operating Revenue (Expenses)	(65)	(345)	-81.2%	(92)	(358)	-74.2%
Total Operating Expenses	(2,884)	(2,941)	-2.0%	(5,619)	(5,607)	0.2%
% of Net Revenue	19.0%	21.9%	-290 bps	18.6%	20.9%	-230 bps
Depreciation (Logistic)	24	18	-34.5%	50	37	-36.9%
EBITDA	1,090	609	79.1%	2,139	1,471	45.4%
EBITDA Margin	7.2%	4.5%	270 bps	7.1%	5.5%	160 bps
Adjusted EBITDA (2)	1,155	953	21.1%	2,232	1,829	22.0%
Adjusted EBITDA Margin	7.6%	7.1%	50 bps	7.4%	6.8%	60 bps
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

The higher share of Nova Pontocom and Assaí in the Company’s sales mix contributed to the 30 basis point contraction in consolidated gross margin.

Selling, general and administrative expenses as a ratio of net sales revenue continued the downward trend of recent quarters, decreasing from 19.4% in 2Q13 to 18.7% in 2Q14, which is explained by efficiency gains at Via Varejo, the continuation of the plan to adopt greater discipline in spending and the streamlining of processes at Multivarejo.

EBITDA amounted to R$1.090 billion, increasing 79.1% from 2Q13. Adjusted for the line Other Operating Income (Expenses), EBITDA amounted to R$1.155 billion, increasing 21.1% on the prior-year period to outpace revenue growth. Adjusted EBITDA margin was 7.6%, which is explained by the margin gains at Via Varejo and Multivarejo.

In the first six months of the year, which neutralizes the calendar effect, adjusted EBITDA grew by 22.0% to R$2.232 billion, with margin expanding from 6.8% in 1H13 to 7.4% in 1H14.

	Multivarejo

(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue (1)	7,034	6,456	9.0%	13,996	13,208	6.0%
Net Revenue (1)	6,465	5,915	9.3%	12,893	12,020	7.3%
Gross Profit	1,803	1,639	10.0%	3,539	3,360	5.3%
Gross Margin	27.9%	27.7%	20 bps	27.5%	28.0%	-50 bps
Selling Expenses (1)	(1,142)	(1,002)	14.0%	(2,229)	(2,042)	9.1%
General and Administrative Expenses	(144)	(186)	-22.7%	(303)	(379)	-20.1%
Equity Income	19	3	622.4%	35	10	252.9%
Other Operating Revenue (Expenses)	(57)	(261)	-78.2%	(92)	(284)	-67.7%
Total Operating Expenses	(1,323)	(1,446)	-8.5%	(2,589)	(2,696)	-3.9%
% of Net Revenue	20.5%	24.4%	-390 bps	20.1%	22.4%	-230 bps
Depreciation (Logistic)	12	11	-9.7%	23	21	-10.2%
EBITDA	492	204	141.5%	973	685	42.0%
EBITDA Margin	7.6%	3.4%	420 bps	7.5%	5.7%	180 bps
Adjusted EBITDA (2)	549	465	18.2%	1,065	969	9.9%
Adjusted EBITDA Margin	8.5%	7.9%	60 bps	8.3%	8.1%	20 bps
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In 2Q14, Multivarejo maintained its efforts to increase price competitiveness with the aim of capturing market share. The gross margin expansion of 20 basis points mainly reflects the higher share of revenue from commercial centers, which were previously classified as selling expenses and, as of this quarter, are now classified as revenue. Moreover, note that since the strategy to increase sales competitiveness was begun in 2Q13, gross margin is now comparable between the periods.

Selling, general and administrative expenses amounted to R$1.286 billion, increasing 8.2% from 2Q13 and lagging sales revenue growth in the period, due to the continued adoption of greater discipline in corporate expenses and the efficiency gains captured at stores.

EBITDA amounted to R$492 million, with EBITDA margin of 7.6%. EBITDA adjusted by Other Operating Income (Expenses) amounted to R$549 billion, increasing 18.2% on the prior-year period to outpace sales revenue growth in the period. Adjusted EBITDA margin was 8.5%, expanding by 60 basis points from 2Q13. In the first six months of the year, which neutralizes the calendar effect, adjusted EBITDA amounted to R$1.065 billion, growing by 9.9% to outpace sales revenue growth in the period.

			Assaí
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue	2,099	1,558	34.7%	4,070	2,985	36.4%
Net Revenue	1,947	1,434	35.8%	3,778	2,738	38.0%
Gross Profit	270	200	34.6%	513	375	36.6%
Gross Margin	13.9%	14.0%	-10 bps	13.6%	13.7%	-10 bps
Selling Expenses	(184)	(136)	35.9%	(354)	(259)	36.8%
General and Administrative Expenses	(20)	(17)	17.5%	(40)	(33)	21.9%
Other Operating Revenue (Expenses)	0	1	-93.4%	(0)	1	-
Total Operating Expenses	(204)	(152)	34.8%	(395)	(291)	35.8%
% of Net Revenue	10.5%	10.6%	-10 bps	10.4%	10.6%	-20 bps
Depreciation (Logistic)	1	0	N/A	1	0	N/A
EBITDA	66	49	35.4%	119	85	40.4%
EBITDA Margin	3.4%	3.4%	0 bps	3.2%	3.1%	10 bps
Adjusted EBITDA (1)	66	48	38.6%	119	84	42.7%
Adjusted EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.1%	10 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In line with recent quarters, Assaí posted net sales revenue growth of 35.8% to R$1.947 billion, driven by solid same-store sales growth and the significant contribution from the expansion in the store network.  In the last 12 months, 11 new stores were added, three of which were opened in the first six months of 2014. In the last six months of this year, Assaí plans to accelerate the number of store openings.

EBITDA amounted to R$66 million in the quarter, advancing 35.4% from 2Q13, which is in line with sales revenue growth in the period. Despite the investments in price competitiveness, the higher expenses to support the strong expansion plan and the stores still in the maturation phase, EBITDA margin was 3.4%, unchanged from the level in 2Q13.

In the first six months of 2014, EBITDA amounted to R$119 million, increasing 40.4% on the prior-year period to outpace gross sales revenue growth in the period. EBITDA margin expanded by 10 basis points to 3.2% due to operational efficiency gains. The decrease in operating expenses as a ratio of net sales revenue surpassed by 10 basis points the contraction in gross margin in the six-month period.

		Via Varejo + Nova Pontocom
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ
Gross Revenue	7,736	6,936	11.5%	15,440	13,771	12.1%
Net Revenue	6,791	6,062	12.0%	13,541	12,062	12.3%
Gross Profit	1,876	1,692	10.8%	3,656	3,306	10.6%
Gross Margin	27.6%	27.9%	-30 bps	27.0%	27.4%	-40 bps
Selling Expenses	(1,196)	(1,098)	9.0%	(2,323)	(2,192)	5.9%
General and Administrative Expenses	(160)	(162)	-1.4%	(326)	(355)	-8.4%
Equity Income	8	1	552.3%	14	3	392.9%
Other Operating Revenue (Expenses)	(8)	(85)	-90.6%	(1)	(76)	-99.3%
Total Operating Expenses	(1,356)	(1,344)	0.9%	(2,635)	(2,621)	0.5%
% of Net Revenue	20.0%	22.2%	-220 bps	19.5%	21.7%	-220 bps
Depreciation (Logistic)	12	8	-60.7%	26	16	66.3%
EBITDA	532	356	49.3%	1,047	701	49.4%
EBITDA Margin	7.8%	5.9%	190 bps	7.7%	5.8%	190 bps
Adjusted EBITDA (1)	540	441	22.3%	1,048	776	34.9%
Adjusted EBITDA Margin	7.9%	7.3%	60 bps	7.7%	6.4%	130 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Net sales revenue in 2Q14 grew by 12.0% to R$6.8 billion. The strong growth in the quarter enabled Nova Pontocom to increase its share in the sales mix.

EBITDA amounted to R$532 million, increasing 49.3% from 2Q13. Adjusted EBITDA excluding other operating income and expenses amounted to R$540 million, increasing 22.3% from 2Q13, with EBITDA margin expanding from 7.3% to 7.9%. This result was achieved despite the lower gross margin in the period and was driven by the change in the sales mix and particularly by the continued efficiency gains, such as in logistics and processes at stores, and the streamlining of corporate, telephony and IT expenses. Selling, general and administrative expenses as a ratio of net revenue decreased by 80 basis points in 2Q14 (20.0%) compared to 2Q13 (20.8%).

In the first six months of the year, adjusted EBITDA amounted R$1.048 million, increasing 34.9% from the prior-year period. Adjusted EBITDA margin increased to 7.7%, an improvement of 130 basis points.

Indebtedness

	Consolidated
(R$ million)	06.30.2014	06.30.2013

Short Term Debt	(2,434)	(2,112)
Loans and Financing	(1,054)	(1,083)
Debentures	(1,380)	(1,029)
Long Term Debt	(3,273)	(4,545)
Loans and Financing	(1,673)	(1,649)
Debentures	(1,600)	(2,896)
Total Gross Debt	(5,706)	(6,657)
Cash	5,379	5,060
Net Cash (Debt)	(327)	(1,597)
EBITDA (1)	4,482	3,598
Net Debt / EBITDA(1)	0.07x	0.44x
Payment Book - Short Term	(2,624)	(2,463)
Payment Book - Long Term	(122)	(108)
Net Debt with payment book	(3,074)	(4,168)
Net Debt with Payment Book / EBITDA(1)	0.69x	1.16x
(1) EBITDA f or t he last 12 mont hs.

Net debt declined by R$1.270 billion from the balance at the end of June 2013, mainly due to the following factors:

•         Higher cash flow from operating activities;

•         Improvement in working capital needs;

•         Inflow of the net proceeds from Via Varejo's public share offering.

As a result, the Net Debt/EBITDA ratio decreased from 0.44x to 0.07x.

Net debt including the payment book operation amounted to R$3.074 billion, a reduction of R$1.094 million from the balance at the end of June 2013. The Net Debt/EBITDA ratio including the payment book operation ended the quarter at 0.69x, down significantly from the ratio at the end of 2Q13.

Financial Result

			Consolidated
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ

Financial Revenue	154	128	20.3%	333	271	23.0%
Financial Expenses	(515)	(428)	20.5%	(1,033)	(825)	25.3%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps
Charges on Net Bank Debt	(62)	(57)	8.1%	(107)	(109)	-1.9%
Cost of Discount of Receivables of Payment Book	(84)	(62)	34.2%	(164)	(123)	33.4%
Cost of Discount of Receivables of Credit Card	(182)	(140)	29.9%	(364)	(260)	40.4%
Restatement of Other Assets and Liabilities	(34)	(40)	-15.7%	(64)	(62)	3.7%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%

The increase of 20.5% in the net financial expense of R$361 million in the quarter lagged the cumulative increase of 40.2% in interest rates (CDI) in the period. As a ratio of net revenue, the net financial expense increased from 2.2% in 2Q13 to 2.4% in 2Q14.

The main variations in net financial (income) expenses were:

•         R$5 million in net debt charges, which increased 8.1% driven by the higher interest rates (CDI) in the quarter, which was offset by the reduction in net debt from a year earlier.

•         Increase of R$22 million or 34.2% in the cost of sales of payment book receivables, which corresponded to 0.6% of net sales in 2Q14, compared to 0.5% in 2Q13, due to higher interest rates.

•         Increase of R$42 million or 29.9% in cost of sales of credit card receivables, mainly due to higher interest rates.

   Note that all the following variations lagged the increase in the CDI rate in the period.

Total sales of receivables (cards and payment books) in 2Q14 increased by approximately 2.7% to R$8.7 billion.

Net Income

	Consolidated

(R$ million)	2Q14	2Q13	Δ%	1H14	1H13	Δ%

EBITDA	1,090	609	79.1%	2,139	1,471	45.4%
Depreciation (Logistic)	(24)	(18)	34.5%	(50)	(37)	36.9%
Depreciation and Amortization	(191)	(195)	-2.0%	(383)	(390)	-1.9%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(700)	(554)	26.4%
Income Before Income Tax	513	96	435.9%	1,006	490	105.3%
Income Tax	(154)	(19)	723.9%	(310)	(138)	124.5%
Company's net income	358	77	365.7%	697	352	97.8%
Net Margin	2.4%	0.6%	180 bps	2.3%	1.3%	100 bps
Net Income - Controlling Shareholders	264	42	527.9%	508	279	82.4%
Net Margin - Controllings Shareholders	1.7%	0.3%	140 bps	1.7%	1.0%	70 bps
Total Nonrecurring	(65)	(345)	-81.2%	(92)	(358)	-74.2%
Income Tax from Nonrecurring	16	99	-83.9%	20	100	-80.4%
Adjusted Net Income (1)	407	323	26.3%	770	610	26.1%
Adjusted Net Margin	2.7%	2.4%	30 bps	2.5%	2.3%	20 bps
(1) Adjusted Net Income by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Net income amounted to R$358 million in 2Q14, with net margin of 2.4%. Net Income adjusted by Other Operating Income and Expenses amounted to R$407 million, an increase of 26.3% from the prior-year period, which reflects the operational improvements captured in the Company's business units.

Simplified Cash Flow Statement

		Consolidated

(R$ million)	2Q14	2Q13	1H14	1H13

Cash Balance at beginning of period	5,350	6,002	8,367	7,086
Cash Flow from operating activities	1,091	887	(721)	602
EBITDA	1,090	609	2,139	1,471
Cost of Sale of Receivables	(265)	(202)	(529)	(383)
Working Capital	233	165	(2,054)	(584)
Assets and Liabilities Variation	34	315	(277)	98
Cash flow from investment activities	(296)	(483)	(561)	(774)
Net Investment	(296)	(491)	(561)	(783)
Aquisition and Others	(0)	8	(0)	8
Change on net cash after investments	795	404	(1,282)	(172)
Cash Flow from financing activities	(789)	(1,369)	(1,729)	(1,877)
Dividends payments and others	(186)	(201)	(186)	(201)
Net Proceeds	(603)	(1,168)	(1,543)	(1,676)
Change on net cash	5	(965)	(3,011)	(2,049)
Cash Balance at end of period	5,356	5,037	5,356	5,037

Net debt	(327)	(1,597)	(327)	(1,597)

On June 30, 2014, the cash position stood at R$5.356 billion, or virtually stable in comparison with the start of the quarter.

The main variations are explained by the operational improvements at business units, the greater discipline adopted in investment activities and the lower level of borrowing in the period.

Another highlight was the improvement in the Company’s working capital needs, especially in the account inventories, which decreased from 54 days to 51 days (1).

(1)       In days of COGS.

Capital Expenditure

	Consolidated						Food Businesses			Via Varejo + Nova Pontocom
(R$ million)	2Q14	2Q13	Δ	1H14	1H13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ

New stores and land acquisition	114	201	-43.2%	222	401	-44.7%	87	184	-53.0%	27	17	62.5%
Store renovations and conversions	60	118	-48.9%	130	239	-45.4%	46	80	-42.8%	14	37	-62.0%
Infrastructure and Others	143	132	8.4%	242	202	19.6%	78	104	-25.6%	66	28	136.0%
Non-cash Effect
Financing and Leasing Assets	(6)	68	-	(6)	(15)	-58.2%	(6)	68	-	-	-	-
Total	311	519	-40.0%	587	827	-29.0%	204	437	-53.3%	107	82	30.8%

Consolidated capital expenditure amounted to R$311 million in 2Q14, of which 66% was invested in Food Businesses (Multivarejo + Assaí)  and 34% was invested in Via Varejo and Nova Pontocom.

In 2Q14, a total of 19 new stores were delivered (15 Minimercado Extra, 1 Minuto Pão de Açúcar, 1 Pão de Açúcar, 1 Assaí and 1 drugstore). In addition to the stores at Food Businesses (Multivarejo +Assaí), another 6 new stores were opened at Via Varejo in the period, all of which under the Casas Bahia banner.

The reduction in capital expenditure in 2014 compared to 2013 is in line with the strategy to optimize investments, which has resulted in a reduction in capital expenditure per square meter, among other initiatives. The Company expect to invest R$1.9 billion in line with the previous year, however with a larger number of stores opening due to these optimizations.

Dividends

The meeting of the Board of Directors held on July 22, 2014 approved the distribution of interim dividends based on the net income recorded on the balance sheet of July 31, 2014, in the amount of R$35.8 million, which corresponds to R$0.14 per preferred share and R$0.127272 per common share. Shareholders of record on August 1, 2014 will be entitled to the payment. As of August 4, 2014, the shares will trade ex-dividends. The dividends will be paid on August 13, 2014.

CADE

In compliance with the Settlement (Termo de Compromisso de Desempenho - TCD) entered into with Brazil's antitrust agency CADE (Conselho Administrativo de Defesa Econômica) after the merger of Ponto Frio and Casas Bahia, Via Varejo closed 32 stores in 2Q14.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store calculation base in their first 12 months of operation.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses
(R$ million)	06.30.2014	03.31.2014	06.30.2013	06.30.2014	03.31.2014	06.30.2013
Current Assets	15,669	16,382	14,910	6,407	6,930	6,566
Cash and Marketable Securities	5,379	5,374	5,060	2,307	2,431	2,707
Accounts Receivable	2,497	2,410	2,501	158	222	326
Credit Cards	273	189	343	58	76	191
Payment book	2,259	2,245	2,127	-	-	-
Sales Vouchers and Others	174	167	230	79	111	119
Allowance for Doubtful Accounts	(231)	(227)	(214)	(1)	(1)	(0)
Resulting from Commercial Agreements	22	36	15	22	36	15
Inventories	6,464	7,166	5,896	3,468	3,785	2,992
Recoverable Taxes	760	760	958	174	149	317
Noncurrent Assets for Sale	26	41	51	8	24	25
Expenses in Advance and Other Accounts Receivables	544	630	443	292	320	199
Noncurrent Assets	19,793	19,576	18,492	15,373	15,266	15,333
Long-Term Assets	4,549	4,440	4,716	2,483	2,425	2,806
Accounts Receivables	97	103	99	-	-	-
Payment Book	106	112	99	-	-	-
Others	-	-	8	-	-	-
Allowance for Doubtful Accounts	(9)	(9)	(8)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,583	1,532	1,258	371	382	261
Financial Instruments	-	-	361	-	-	361
Deferred Income Tax and Social Contribution	870	918	1,057	351	358	387
Amounts Receivable from Related Parties	204	167	199	395	306	314
Judicial Deposits	883	844	950	528	530	714
Expenses in Advance and Others	738	704	619	666	676	596
Investments	359	331	374	243	223	280
Property and Equipment	9,187	9,107	8,506	7,913	7,866	7,485
Intangible Assets	5,699	5,698	4,897	4,735	4,752	4,761
TOTAL ASSETS	35,462	35,958	33,402	21,780	22,196	21,899

LIABILITIES
		Consolidated			Food Businesses
	06.30.2014	03.31.2014	06.30.2013	06.30.2014	03.31.2014	06.30.2013
Current Liabilities	14,597	14,295	13,310	6,499	5,856	6,573
Suppliers	6,753	7,005	5,857	2,936	3,019	2,716
Loans and Financing	1,054	901	1,083	997	838	1,005
Payment Book (CDCI)	2,624	2,667	2,463	-	-	-
Debentures	1,380	691	1,029	962	275	1,016
Payroll and Related Charges	850	781	776	412	388	397
Taxes and Social Contribution Payable	769	720	728	326	293	282
Dividends Proposed	1	152	1	1	151	1
Financing for Purchase of Fixed Assets	46	35	102	46	35	102
Rents	66	70	48	66	70	48
Acquisition of Companies	72	70	68	72	70	68
Debt with Related Parties	23	25	49	395	361	426
Advertisement	71	71	82	32	35	47
Provision for Restructuring	4	23	3	4	23	3
Advanced Revenue	141	131	85	35	35	9
Others	741	953	935	215	261	451
Long-Term Liabilities	7,452	8,584	8,672	5,842	7,058	7,096
Loans and Financing	1,673	2,000	1,649	1,517	1,840	1,637
Payment Book (CDCI)	122	126	108	-	-	-
Debentures	1,600	2,399	2,896	1,200	1,999	2,096
Financing for Purchase of Assets	8	8	-	8	8	-
Acquisition of Companies	118	113	163	118	113	163
Deferred Income Tax and Social Contribution	1,042	1,061	1,111	1,039	1,058	1,108
Tax Installments	974	1,054	1,109	936	1,015	1,068
Provision for Contingencies	1,346	1,201	1,078	831	798	869
Advanced Revenue	483	514	441	108	120	40
Others	85	107	116	85	107	115
Shareholders' Equity	13,413	13,079	11,421	9,439	9,283	8,230
Capital	6,786	6,780	6,759	5,059	5,125	5,077
Capital Reserves	257	251	214	257	251	214
Profit Reserves	2,952	2,725	1,801	2,952	2,725	1,801
Minority Interest	3,418	3,323	2,647	1,171	1,182	1,138
TOTAL LIABILITIES	35,462	35,958	33,402	21,780	22,196	21,899

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
R$ - Million	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ	2Q14	2Q13	Δ
Gross Revenue (1)	16,869	14,950	12.8%	9,133	8,014	14.0%	7,034	6,456	9.0%	2,099	1,558	34.7%	7,736	6,936	11.5%
Net Revenue (1)	15,203	13,411	13.4%	8,412	7,349	14.5%	6,465	5,915	9.3%	1,947	1,434	35.8%	6,791	6,062	12.0%
Cost of Goods Sold	(11,230)	(9,861)	13.9%	(6,326)	(5,499)	15.0%	(4,650)	(4,265)	9.0%	(1,676)	(1,233)	35.9%	(4,903)	(4,362)	12.4%
Depreciation (Logistic)	(24)	(18)	34.5%	(12)	(11)	15.8%	(12)	(11)	9.7%	(1)	(0)	N/A	(12)	(8)	60.7%
Gross Profit	3,949	3,532	11.8%	2,073	1,840	12.7%	1,803	1,639	10.0%	270	200	34.6%	1,876	1,692	10.8%
Selling Expenses (1)	(2,522)	(2,235)	12.8%	(1,326)	(1,138)	16.6%	(1,142)	(1,002)	14.0%	(184)	(136)	35.9%	(1,196)	(1,098)	9.0%
General and Administrative Expenses	(324)	(365)	-11.3%	(164)	(203)	-19.3%	(144)	(186)	-22.7%	(20)	(17)	17.5%	(160)	(162)	-1.4%
Equity Income	27	4	600.4%	19	3	622.4%	19	3	622.4%	-	-	-	8	1	552.3%
Other Operating Revenue (Expenses)	(65)	(345)	-81.2%	(57)	(260)	-78.1%	(57)	(261)	-78.2%	0	1	-93.4%	(8)	(85)	-90.6%
Total Operating Expenses	(2,884)	(2,941)	-2.0%	(1,528)	(1,598)	-4.4%	(1,323)	(1,446)	-8.5%	(204)	(152)	34.8%	(1,356)	(1,344)	0.9%
Depreciation and Amortization	(191)	(195)	-2.0%	(154)	(161)	-4.3%	(135)	(148)	-8.6%	(19)	(13)	43.4%	(37)	(34)	9.3%
Earnings before interest and Taxes - EBIT	874	395	121.1%	392	81	385.2%	345	45	664.8%	46	36	30.6%	483	315	53.3%
Financial Revenue	154	128	20.3%	80	83	-3.0%	76	77	-1.0%	4	6	-29.8%	92	53	71.4%
Financial Expenses	(515)	(428)	20.5%	(223)	(212)	5.1%	(206)	(202)	1.7%	(17)	(10)	74.6%	(310)	(224)	38.6%
Net Financial Revenue (Expenses)	(361)	(300)	20.5%	(143)	(129)	10.3%	(130)	(125)	3.4%	(13)	(4)	223.6%	(219)	(170)	28.3%
Income Before Income Tax	513	96	435.9%	249	(49)	-	216	(80)	-	33	32	6.0%	264	144	83.0%
Income Tax	(154)	(19)	723.9%	(67)	30	-	(56)	41	-	(11)	(11)	3.8%	(88)	(49)	79.5%
Net Income - Company	358	77	365.7%	182	(18)	-	160	(39)	-	22	21	7.1%	176	95	84.7%
Minority Interest - Noncontrolling	94	35	169.9%	(11)	(13)	-14.1%	(11)	(13)	-14.1%	-	-	-	105	48	120.8%
Net Income - Controlling Shareholders (2)	264	42	527.9%	193	(6)	-	171	(26)	-	22	21	7.1%	71	48	48.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,090	609	79.1%	558	253	121.0%	492	204	141.5%	66	49	35.4%	532	356	49.3%
Adjusted EBITDA (3)	1,155	953	21.1%	615	512	20.1%	549	465	18.2%	66	48	38.6%	540	441	22.3%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
	2Q14	2Q13		2Q14	2Q13		2Q14	2Q13		2Q14	2Q13		2Q14	2Q13
Gross Profit	26.0%	26.3%		24.6%	25.0%		27.9%	27.7%		13.9%	14.0%		27.6%	27.9%
Selling Expenses (1)	16.6%	16.7%		15.8%	15.5%		17.7%	16.9%		9.5%	9.5%		17.6%	18.1%
General and Administrative Expenses	2.1%	2.7%		1.9%	2.8%		2.2%	3.1%		1.0%	1.2%		2.4%	2.7%
Equity Income	0.2%	0.0%		0.2%	0.0%		0.3%	0.0%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.4%	2.6%		0.7%	3.5%		0.9%	4.4%		0.0%	0.1%		0.1%	1.4%
Total Operating Expenses	19.0%	21.9%		18.2%	21.7%		20.5%	24.4%		10.5%	10.6%		20.0%	22.2%
Depreciation and Amortization	1.3%	1.5%		1.8%	2.2%		2.1%	2.5%		1.0%	0.9%		0.5%	0.6%
EBIT	5.7%	2.9%		4.7%	1.1%		5.3%	0.8%		2.4%	2.5%		7.1%	5.2%
Net Financial Revenue (Expenses)	2.4%	2.2%		1.7%	1.8%		2.0%	2.1%		0.7%	0.3%		3.2%	2.8%
Income Before Income Tax	3.4%	0.7%		3.0%	0.7%		3.3%	1.4%		1.7%	2.2%		3.9%	2.4%
Income Tax	1.0%	0.1%		0.8%	0.4%		0.9%	0.7%		0.6%	0.8%		1.3%	0.8%
Net Income - Company	2.4%	0.6%		2.2%	-0.3%		2.5%	-0.7%		1.1%	1.4%		2.6%	1.6%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.2%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(2)	1.7%	0.3%		2.3%	0.1%		2.6%	0.4%		1.1%	1.4%		1.0%	0.8%
EBITDA	7.2%	4.5%		6.6%	3.4%		7.6%	3.4%		3.4%	3.4%		7.8%	5.9%
Adjusted EBITDA (3)	7.6%	7.1%		7.3%	7.0%		8.5%	7.9%		3.4%	3.3%		7.9%	7.3%
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
R$ - Million	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?	1H14	1H13	?
Gross Revenue (1)	33,506	29,964	11.8%	18,066	16,193	11.6%	13,996	13,208	6.0%	4,070	2,985	36.4%	15,440	13,771	12.1%
Net Revenue (1)	30,212	26,821	12.6%	16,670	14,759	13.0%	12,893	12,020	7.3%	3,778	2,738	38.0%	13,541	12,062	12.3%
Cost of Goods Sold	(22,454)	(19,743)	13.7%	(12,594)	(11,002)	14.5%	(9,330)	(8,639)	8.0%	(3,264)	(2,363)	38.1%	(9,859)	(8,741)	12.8%
Depreciation (Logistic)	(50)	(37)	36.9%	(24)	(21)	14.7%	(23)	(21)	10.2%	(1)	(0)	N/A	(26)	(16)	66.3%
Gross Profit	7,708	7,041	9.5%	4,052	3,736	8.5%	3,539	3,360	5.3%	513	375	36.6%	3,656	3,306	10.6%
Selling Expenses (1)	(4,906)	(4,494)	9.2%	(2,583)	(2,301)	12.3%	(2,229)	(2,042)	9.1%	(354)	(259)	36.8%	(2,323)	(2,192)	5.9%
General and Administrative Expenses	(669)	(768)	-12.8%	(344)	(412)	-16.7%	(303)	(379)	-20.1%	(40)	(33)	21.9%	(326)	(355)	-8.4%
Equity Income	49	13	284.7%	35	10	252.9%	35	10	252.9%	-	-	-	14	3	392.9%
Other Operating Revenue (Expenses)	(92)	(358)	-74.2%	(92)	(283)	-67.5%	(92)	(284)	-67.7%	(0)	1	-	(1)	(76)	-99.3%
Total Operating Expenses	(5,619)	(5,607)	0.2%	(2,984)	(2,986)	-0.1%	(2,589)	(2,696)	-3.9%	(395)	(291)	35.8%	(2,635)	(2,621)	0.5%
Depreciation and Amortization	(383)	(390)	-1.9%	(308)	(321)	-4.1%	(271)	(296)	-8.4%	(37)	(25)	45.7%	(74)	(69)	8.3%
Earnings before interest and Taxes - EBIT	1,707	1,044	63.4%	760	428	77.6%	679	368	84.3%	81	59	36.5%	947	616	53.6%
Financial Revenue	333	271	23.0%	182	177	2.8%	173	166	4.7%	9	11	-24.3%	178	107	67.1%
Financial Expenses	(1,033)	(825)	25.3%	(456)	(415)	10.1%	(422)	(395)	7.0%	(34)	(20)	72.4%	(604)	(423)	42.7%
Net Financial Revenue (Expenses)	(700)	(554)	26.4%	(274)	(237)	15.6%	(249)	(229)	8.7%	(25)	(8)	203.9%	(426)	(317)	34.5%
Income Before Income Tax	1,006	490	105.3%	486	190	155.1%	430	139	208.5%	56	51	9.1%	521	300	73.7%
Income Tax	(310)	(138)	124.5%	(131)	(33)	300.8%	(112)	(15)	663.0%	(19)	(18)	5.6%	(178)	(105)	69.4%
Net Income - Company	697	352	97.8%	354	158	124.8%	317	125	154.8%	37	33	11.0%	343	195	76.1%
Minority Interest - Noncontrolling	189	74	156.4%	(17)	(24)	-28.8%	(17)	(24)	-28.8%	-	-	-	206	97	111.1%
Net Income - Controlling Shareholders(2)	508	279	82.4%	371	181	104.6%	334	148	125.4%	37	33	11.0%	137	97	41.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,139	1,471	45.4%	1,092	770	41.8%	973	685	42.0%	119	85	40.4%	1,047	701	49.4%
Adjusted EBITDA (3)	2,232	1,829	22.0%	1,184	1,053	12.5%	1,065	969	9.9%	119	84	42.7%	1,048	776	34.9%

% Net Sales Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo + Nova Pontocom
	1H14	1H13		1H14	1H13		1H14	1H13		1H14	1H13		1H14	1H13
Gross Profit	25.5%	26.3%		24.3%	25.3%		27.5%	28.0%		13.6%	13.7%		27.0%	27.4%
Selling Expenses (1)	16.2%	16.8%		15.5%	15.6%		17.3%	17.0%		9.4%	9.5%		17.2%	18.2%
General and Administrative Expenses	2.2%	2.9%		2.1%	2.8%		2.4%	3.2%		1.1%	1.2%		2.4%	2.9%
Equity Income	0.2%	0.0%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.3%	1.3%		0.6%	1.9%		0.7%	2.4%		0.0%	0.0%		0.0%	0.6%
Total Operating Expenses	18.6%	20.9%		17.9%	20.2%		20.1%	22.4%		10.4%	10.6%		19.5%	21.7%
Depreciation and Amortization	1.3%	1.5%		1.8%	2.2%		2.1%	2.5%		1.0%	0.9%		0.5%	0.6%
EBIT	5.6%	3.9%		4.6%	2.9%		5.3%	3.1%		2.1%	2.2%		7.0%	5.1%
Net Financial Revenue (Expenses)	2.3%	2.1%		1.6%	1.6%		1.9%	1.9%		0.7%	0.3%		3.1%	2.6%
Income Before Income Tax	3.3%	1.8%		2.9%	1.3%		3.3%	1.2%		1.5%	1.9%		3.8%	2.5%
Income Tax	1.0%	0.5%		0.8%	0.2%		0.9%	0.1%		0.5%	0.7%		1.3%	0.9%
Net Income - Company	2.3%	1.3%		2.1%	1.1%		2.5%	1.0%		1.0%	1.2%		2.5%	1.6%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(2)	1.7%	1.0%		2.2%	1.2%		2.6%	1.2%		1.0%	1.2%		1.0%	0.8%
EBITDA	7.1%	5.5%		6.6%	5.2%		7.5%	5.7%		3.2%	3.1%		7.7%	5.8%
Adjusted EBITDA (3)	7.4%	6.8%		7.1%	7.1%		8.3%	8.1%		3.2%	3.1%		7.7%	6.4%
(1) In 2Q14 revenues from the leasing of commercial galleries, which were previously recorded in selling expenses, started to be recognized as revenues. Revenues from previous periods have been adjusted for comparability purpose.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2014	06.30.2013
Net Income for the period	697	352
Adjustment for Reconciliation of Net Income
Deferred Income Tax	63	(5)
Gain on disposal of fixed assets	24	14
Depreciation and Amortization	433	427
Interests and Exchange Variation	588	464
Adjustment to Present Value	0	2
Equity Income	(49)	(13)
Provision for Contingencies	181	288
Provision for low and losses of fixed assets	0	3
Share-Based Compensation	24	24
Allowance for Doubtful Accounts	215	216
Net profit/loss on shareholder interest	(2)	(16)
Net gains (losses) resulting from dilution of equity interest	-	-
Swap revenue	24	(31)
Deferred Revenue	-	188
	2,198	1,913
Asset (Increase) Decreases
Accounts Receivable	(180)	(77)
Inventories	(80)	(136)
Taxes recoverable	(27)	(146)
Related Parties	(39)	(83)
Other assets	-	(23)
Swap revenue	30	-
Judicial Deposits	(55)	(156)
	(352)	(621)
Liability (Increase) Decrease
Suppliers	(1,794)	(371)
Payroll and Charges	54	47
Taxes and Social Contribuitions Payable	(307)	(155)
Legal proceedings	(47)	(21)
Taxes and Contribuitions	(473)	(189)
	(2,567)	(689)
Net cash generated from (used in) operating activities	(721)	602

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	06.30.2014	06.30.2013

Increase of Capital in Subsidiaries	(0)	-
Net Cash Acquisition
Acquisition of Property and Equipment	(503)	(768)
Increase Intangible Assets	(84)	(59)
Sales of Property and Equipment	26	44

Net cash flow investment activities	(561)	(774)

Cash flow from financing activities
Increase (Decrease) of Capital	22	11
Companies Acquisition	(7)	-
Funding and Refinancing	2,756	2,408
Payments	(3,633)	(3,782)
Interest Paid	(680)	(313)
Dividend Payments	(186)	(201)

Net Cash Generated from (used in) Financing Activities	(1,729)	(1,877)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	5,356	5,037
Change in cash and cash equivalents	(3,011)	(2,049)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q14%		2Q13%		Δ	1H14%		1H13%		Δ

Pão de Açucar (1)	1,681	10.0%	1,468	9.8%	14.5%	3,300	9.8%	2,977	9.9%	10.8%
Extra Hiper	3,515	20.8%	3,292	22.0%	6.8%	6,996	20.9%	6,803	22.7%	2.8%
Minimercado Extra	157	0.9%	108	0.7%	45.1%	307	0.9%	201	0.7%	53.2%
Minuto Pão de Açucar	0	0.0%	-	-	-	0	0.0%	-	-	-
Extra Supermercado	1,243	7.4%	1,169	7.8%	6.3%	2,504	7.5%	2,405	8.0%	4.1%
Assaí	2,099	12.4%	1,558	10.4%	34.7%	4,070	12.1%	2,985	10.0%	36.4%
Other Businesses (2)	437	2.6%	418	2.8%	4.5%	888	2.7%	822	2.7%	8.0%
Food Businesses	9,133	54.1%	8,014	53.6%	14.0%	18,066	53.9%	16,193	54.0%	11.6%
Pontofrio	1,428	8.5%	1,433	9.6%	-0.3%	2,930	8.7%	2,916	9.7%	0.5%
Casas Bahia	4,844	28.7%	4,441	29.7%	9.1%	9,579	28.6%	8,841	29.5%	8.3%
Nova Pontocom	1,464	8.7%	1,062	7.1%	37.8%	2,930	8.7%	2,014	6.7%	45.5%
Via Varejo + Nova Pontocom	7,736	45.9%	6,936	46.4%	11.5%	15,440	46.1%	13,771	46.0%	12.1%
Consolidated	16,869	100.0%	14,950	100.0%	12.8%	33,506	100.0%	29,964	100.0%	11.8%
(1) Includes Delivery sales.
(2) Includes Gas Station, Drugstores sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q14%		2Q13%		Δ	1H14%		1H13%		Δ

Pão de Açucar (1)	1,541	10.1%	1,341	10.0%	14.9%	3,030	10.0%	2,701	10.1%	12.2%
Extra Hiper	3,179	20.9%	2,973	22.2%	6.9%	6,344	21.0%	6,100	22.7%	4.0%
Minimercado Extra	148	1.0%	102	0.8%	44.9%	290	1.0%	188	0.7%	54.0%
Minuto Pão de Açucar	0	0.0%	-	-	-	0	0.0%	-	-	-
Extra Supermercado	1,167	7.7%	1,087	8.1%	7.3%	2,356	7.8%	2,221	8.3%	6.0%
Assaí	1,947	12.8%	1,434	10.7%	35.8%	3,778	12.5%	2,738	10.2%	38.0%
Other Businesses (2)	430	2.8%	412	3.1%	4.3%	874	2.9%	809	3.0%	7.9%
Food Businesses	8,412	55.3%	7,349	54.8%	14.5%	16,671	55.2%	14,758	55.0%	13.0%
Pontofrio	1,257	8.3%	1,246	9.3%	0.9%	2,567	8.5%	2,535	9.5%	1.3%
Casas Bahia	4,251	28.0%	3,866	28.8%	10.0%	8,383	27.7%	7,721	28.8%	8.6%
Nova Pontocom	1,283	8.4%	949	7.1%	35.1%	2,591	8.6%	1,806	6.7%	43.4%
Via Varejo + Nova Pontocom	6,791	44.7%	6,062	45.2%	12.0%	13,541	44.8%	12,062	45.0%	12.3%
Consolidated	15,203	100.0%	13,411	100.0%	13.4%	30,212	100.0%	26,821	100.0%	12.6%
(1) Includes Delivery sales.
(2) Includes Gas Station, Drugstores sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated				Food Businesses
	2Q14	2Q13	1H14	1H13	2Q14	2Q13	1H14	1H13

Cash	40.8%	41.1%	41.8%	41.8%	52.0%	52.9%	52.7%	53.3%
Credit Card	49.2%	48.5%	48.4%	48.1%	39.2%	38.8%	38.6%	38.5%
Food Voucher	5.0%	4.4%	4.8%	4.4%	8.8%	8.2%	8.6%	8.1%
Credit	5.1%	6.0%	5.1%	5.7%	0.0%	0.1%	0.0%	0.1%
Post-Dated Checks	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%
Payment Book	5.1%	5.9%	5.1%	5.7%	-	-	-	-

		STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2014	Opened	Closed	Converted	06/30/2014

Pão de Açúcar	166	1	(1)	-	166
Extra Hiper	141	-	(1)	(3)	137
Extra Supermercado	213	-	(1)	1	213
Minimercado Extra	168	15	(2)	2	183
Minuto Pão de Açucar	-	1	-	-	1
Assaí	77	1	-	-	78
Other Business	242	1	(1)	-	242
Gas Station	83	-	-	-	83
Drugstores	159	1	(1)	-	159
Food Businesses	1,007	19	(6)	-	1,020
Pontofrio	393	-	(32)	-	361
Casas Bahia	608	6	(3)	-	611
Consolidated	2,008	25	(41)	-	1,992

Sales Area ('000 m2 )
Food Businesses	1,694				1,697
Consolidated	2,781				2,765

# of employees ('000)	157				154

2Q14 Results Conference Call and Webcast

Wednesday, July 24, 2014

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2014 (2Q14), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2014 was 6.52%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; Nova Pontocom, with e-commerce operations through the sites pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company", “CBD” or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar”, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Conviva” which is the neighborhood’s mall brand. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 154 thousand employees, 1,992 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 56 distribution centers and commercial warehouses located in 15 states and Federal District at June 30, 2014. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”, The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that is a controlled of Casino Guichard Perrachon (“Casino”).

Corporate information about Morzan Empreendimentos e Participações Ltda.(“Morzan”) arbitration, appraisal of the net assets of the Association between CBD and Casas Bahia Comercial Ltda. (“CB”), acquisition of interest in Nova Pontocom Comércio Eletrônico S.A (“Nova Pontocom”) and acquisition of Indústria de Móveis Bartira Ltda. (“Bartira”), did not have any modification and were presented in the annual financial statements of 2013, in note 1.

      a)   Performance Commitment Agreement

The Company, its subsidiary Via Varejo and Casa Bahia Comercial Ltda. (“CB”), jointly Promisees, and the Brazilian Antitust Agency ("CADE") entered into a Performance Commitment Statement ("PCS") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCS, Via varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

In compliance with PCS, 42 stores were sold, however the precedent conditions contained in the purchase agreements entered into with the buyers had not been yet complied with, which may have a substantial influence on the final sale price of the 42 stores. Any gain that may arise from this transaction will be recognized when the precedent conditions is fulfilled.

In April 2, 2014, CADE analyzed the fulfillment of one more PCS' step, determining the payment of a fee in amount of R$11,645 as penalty for the 32 stores that had not been sold, authorizing their closing. During the months of May and June, in compliance with CADE’s guidance, the Company closed the remaining 32 stores. The Company recorded all the lingering effects of non-realization of assets related to closed stores (note 29), and does not expect new effects.

The Company understands that had accomplished with the obligations stated in PCS and waits for a formal pronouncement from CADE.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

1.        Corporate information - continued

b)  E-commerce business combination.

On June 4, 2014 the Boards of Directors of the Company and Via Varejo approved the project of combination of the e-Commerce businesses developed by the Companies through Nova Pontocom Comércio Eletrônico S.A. (“Nova”) with the e-commerce business developed by the controlling shareholder Casino, Guichard-Perrachon, S.A. (“Casino”) through Cdiscount S.A. and Cdiscount affiliates (“Cdiscount”)

Special Committes implemented by the Boards to evaluate the transactions, delivered a favorable recommendation with regards to the implementation of the e-Commerce Business Combination considering the following elements: (a) the commercial interests of the Companies in the eCommerce activities will be preserved; and (b) the potential for generation of value for the Companies and their  shareholders through the integration of the e-Commerce activities currently developed by Nova and Cdiscount into one of the largest global e-Commerce companies, organized under the laws of the Netherlands, as Cnova N.V. (“Cnova”).

 The Special Committees, following their review and analysis of the opinions issued by their respective financial advisors, recommended that the respective weights of Nova and Cdiscount be 53.5% (Company and Via Varejo) and 46.5% (Cdiscount). Thus, upon completion of the corporate reorganization necessary to implement the e-Commerce Business Combination, CBD and Via Varejo will indirectly hold 28.0% and 23.5% of the outstanding and voting capital stock of Cnova, respectively, and Casino (including its Colombian subsidiary Almacenes Exito S.A.) will hold 46.5% of the outstanding and voting capital stock of Cnova. The remainder of the capital of Cnova will be indirectly held by certain non-controlling shareholders of Nova.

Additional information about the transaction conditions, as preservation of the existing rights, additional conditions and management decisions were presented in material fact released to the market.

2.       Basis of preparation

The consolidated quarterly financial information (“Interim Financial Information”) of the Company were prepared of according to technical pronouncement IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting, issued by Comitê de Pronunciamentos Contábeis (“CPC”) and, approved by Brazilian Securities and Exchange Commission (“CVM”).

The individual quarterly financial information of the Parent Company was prepared of according to technical pronouncement CPC 21 (R1) approved by CVM and are presented in conjunction with consolidated quarterly financial information.

The quarterly financial information, individual and consolidated is also being presented in accordance with regulations issued by the CVM, applicable to the preparation of quarterly information.

In the individual quarterly financial statements, investments in subsidiaries were evaluated by the equity method, whereas under the International Financial Reporting Standards - IFRS would be by cost or fair value. However there is no difference between equity and consolidated profit or loss attributable to the Company’s shareholders’ and the Company’s equity and profit or loss in the Parent Company financial statement.

The quarterly financial information, individual and consolidated, were prepared considering historical cost as basis for the amounts recorded and adjusted to fair value of financial assets and liabilities (including derivative instruments) measured at fair value through profit and loss.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

2.     Basis of preparation – Continued

In cases when did not occur significant changes in the nature of the balances or Company´s accounting policies, the details disclosed in the annual financial statements as of December 31, 2013, were not fully disclosed in this quarterly financial information. Therefore, this quarterly financial information should be read in conjunction with the annual financial statements disclosed on February 14, 2014.

The quarterly financial information for the six-month period ended June 30, 2014 was approved by the Board of Directors at July 22, 2014.

The Company made certain reclassifications in the statements of income, cash flows and value added for the six-month period ended June 30, 2013, presented for comparative purposes, in order to adapt them to the presentation criteria adopted in the current quarter. The reclassifications performed were:

	Parent Company			Consolidated
Balances at 06.30.2013	Previous balance	GPA Malls galleries	Current balance	Previous balance	Freight	GPA Malls galleries	Current balance
Net Sales from Goods and/or Services	10,154,048	40,939	10,194,987	26,765,785		55,012	26,820,797
Cost of Goods Sold and/or Services Sold	(7,402,606)		(7,402,606)	(19,681,982)	(97,662)		(19,779,644)
Gross Profit	2,751,442	40,939	2,792,381	7,083,803	(97,662)	55,012	7,041,153

Selling Costs	(1,557,782)	(40,939)	(1,598,721)	(4,536,249)	97,662	(55,012)	(4,493,599)

a)     Reclassification of commercial galleries revenues, mainly related to rental of stores, which was recorded as a reduction of selling expenses, amounting R$ 55,012, due to increased this activity in the retail segment and considering the release of new ventures "Conviva", this revenue was reclassified to "sales from goods and / or services” to better representation the of this activity in the interim financial information and because of the increase in expectation of future operations, the Company's management understands it is best to proceed with the current classification for comparison and final classification of this revenue.

b)    Statement of income: reclassification of freight expenses of the subsidiary Nova Pontocom to cost of goods sold, in the amount of R$97,662(consolidated)

c)     Statement of cash flows: reclassification from “trade accounts receivable” in the amount of R$193,089 (consolidated), to the account “allowance for doubtful accounts”, without effect in cash flow from operating activities;

d)    Statement of Value Added: Reclassification related to item (a) above. In addition there was a reclassification of “other revenues(expenses)”  to Materials, Energy, Outsourced Services and Other, in the amounting of R$ 225,090, (Parent Company) and R$ 298,350 (Consolidated).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation

The Information regarding the basis for consolidation did not have any modification and was presented in the annual financial statements of 2013, in note 3.

a)   Interest in subsidiaries and associated companies.

	Investment interest - %
	06.30.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercados Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	-	71.45	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda. ( GPA Logística e Transporte Ltda )	100.00	-	99.99	0.01
ECQD Participações Ltda.	100.00		100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Via Varejo S.A..(“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35		43.35
Globex Administração e Serviços Ltda. (“GAS”)	-	43.35	-	43.35

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

a)   Interest in subsidiaries and associated companies– continued

	06.30.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação de Bens Ltda.	-	43.35	-	43.34
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35
PontoCred Negócio de Varejo Ltda.	-	43.35	-	43.35
Nova Extra Eletro Comercial Ltda (Átino Comunicação Ltda)	-	-	0.10	43.31
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) (*)	47.52	23,92	47.43	23.99
E-Hub Consult. Particip. e Com. S.A.	-	71.45	-	71.42
Nova Experiência Pontocom S.A.	-	71.45	-	71.42
Sabara S.A	-	43.35	-	43.35
Casa Bahia Contact Center Ltda.	-	43.35	-	43.35

Associated companies
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

(*) Excluding Treasury shares.

All interests are calculated considering the percentages held by CBD or its subsidiaries, except in cases in which CBD and its subsidiaries hold 100% of shareholders’ equity, for which the consolidation, being integral, does not reflect these percentages.

b)   Associates - BINV and FIC

The Company’s investments FIC and BINV are accounted for under the equity method because they are entities over which the Company exercises significant influence, but not control, since (a) is a party of shareholders’ agreement, indicating a portion of the directors and having the right to veto certain relevant decisions, (b) the operation and financial decisions of BINV and FIC belongs to Banco Itaú Unibanco S.A (“Itaú Unibanco”).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

FIC’s summarized interim financial information is as follows:

	Consolidated
	06.30.2014	12.31.2013

Current assets	3,548,631	3,521,684
Noncurrent assets	14,759	32,209
Total assets	3,563,390	3,553,893

Current liabilities	2,746,363	2,826,367
Noncurrent liabilities	12,956	23,192
Shareholders	804,071	704,434
Total liabilities and equity	3,563,390	3,553,893

Income statement:	06.30.2014	06.30.2013
Revenues	499,231	420,442
Operating income	178,779	36,913
Profit for the year	99,739	19,506

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

4.     Significant accounting policies

The main accounting policies adopted by the Company in the preparation of individual and consolidated quarterly financial information, are consistent with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2013, disclosed on February 14, 2014 and therefore should be read together.

5.     New standards issued but not yet effective

       a) Tax legislation

Provisional Presidential Decree 627/13 – in November 2013, the Provisional Presidential Decree MP 627 was issued, changing the tax legislation and eliminating the Transitory Tax Regimen – RTT. In May 2014, the Law 12,973 was issued, resulted from the convertion of the MP 627 in law. The Company, together with its external advisors, analyzed the MP 627 and the Law 12,973, to assess the implications of its anticipated application and the possible impact on the parent company and consolidated interim financial information for the six-month period ended June 30, 2014. Until the date of approval of this interim financial information, the Company has not identified any significant effects to be recognized as consequence of enactment of the Law 12,973.

b) Accounting Standards

IFRS 15 - Revenue from contracts with customers – replaces the International Accounting Standards (IAS)18, International Accounting Standards Committee(IFRIC) 13 and Standard Interpretations Committee (SIC) 31 (CPC30 R1), IAS11 (CPC17 R1), IFRIC15 (ICPC 02) e IFRIC18 (ICPC 11). IFRS 15 specifies how and when an entity will recognize revenue from contracts or relationship with customers as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides, in a single document, principles for revenue recognition applicable to all contracts and/or relationship with customers. IFRS 15 was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The Company still assessing the full impact of the new pronouncement on its annual financial statements.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

5.     New standards issued but not yet effective - Continued

It does not exists other standards and interpretations issued by IASB and CPC but not yet effective that could have, in management´s opinion, have significant impact in the income statement for the period or in the shareholders´ equity in Management’s opinion. Additionally, there are no significant impacts in the quarterly financial information in relation to the adoption of new standards, changes or interpretations of standards issued by IASB with mandatory application after January 1, 2014, as disclosed in the note 5 of the financial statements for the year ended December 31, 2013.

6.   Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the individual and consolidated quarterly financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates for quartely financial information for the six-month period ended June 30, 2014 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2013, presented on February 14, 2014, and therefore, should be read together, except for the impairment test, which is tested annually only observing indicators during the year as described in notes 15 and 16.

7.   Cash and cash equivalents

The detailed information on cash and cash equivalentes was presented in the annual financial statements of 2013, in note 7.

		Parent Company		Consolidated
	Rate (*)	6.30.2014	12.31.2013	6.30.2014	12.31.2013

Cash on hand and bank accounts		48,163	115,112	199,813	343,114

Financial investments:
Itaú BBA	100.53%	188	527,521	109,570	778,881
Itaú – Delta Fund	101.60%	727	5,115	194,507	181,384
Banco do Brasil	101.50%	360,508	206,246	1,667,643	1,425,957
Bradesco	101.47%	31,175	824,736	626,936	2,051,130
Santander	102.04%	276,670	322,548	740,623	995,568
CEF	101.50%	11,612	99,031	679,765	732,424
Votorantim	102.09%	54,154	101,436	139,358	439,082
Safra	102.07%	19,840	356,477	494,385	645,197
Credit Agricole	102.58%	51,363	127,731	254,108	362,996
BNP	101.70%	4	105,100	210,606	279,469
Other	-	13,357	60,167	38,616	131,974
		867,761	2,851,220	5,355,930	8,367,176

(*) Weighted average rate of CDI

8.     Trade accounts receivable

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

The detailed information of trade accounts receivable was presented in the annual financial statements of 2013, in note 8.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Credit card companies (a)	33,687	82,554	272,845	276,262
Sales vouchers	46,431	98,849	105,235	148,101
Consumer finance – CDCI	-	-	2,258,971	2,249,407
Credit sales with post-dated checks	1,401	2,076	1,882	3,018
Trade accounts receivable from wholesale customers	-	-	27,447	18,394
Private label credit card	7,815	13,545	7,809	13,539
Accounts receivable from related parties (Note 12 a)	69,571	105,047	-	-
Present value adjustment (b)	-	-	(7,299)	(7,264)
Loss in allowance for doubtful accounts (c)	(405)	(2,600)	(231,033)	(228,733)
Rebates	16,869	13,000	21,749	18,205
Other	-	-	39,244	24,737
Current	175,369	312,471	2,496,850	2,515,666

Consumer finance – CDCI	-	-	106,353	125,219
Loss in allowance for doubtful accounts (c)	-	-	(9,078)	(10,320)
Noncurrent	-	-	97,275	114,899

	175,369	312,471	2,594,125	2,630,565

(a)    Credit card companies

During the six-month period ended at June  30, 2014 the Company and its subsidiaries sold credit card receivables to banks or credit card companies in the amount of R$15,074,413(R$13,742,179 at June 30, 2013) without recourse or obligation related.

 (b)   Present value adjustment

The credit sales with the same cash value were carried to their present value on the transactions dates. In the six-month period ended June 30, 2014 these rates averaged 0.90% per month (0.72% per month at December 31, 2013).

 (c)   Loss in allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by estimates of probable future losses:

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

At the beginning of the period	(2,600)	(81)	(239,053)	(198,480)
Loss /reversal in the period	2,195	(2,729)	(215,252)	(475,857)
Allowance write-off	-	210	214,194	435,284
At the end of the period	(405)	(2,600)	(240,111)	(239,053)

Current	(405)	(2,600)	(231,033)	(228,733)
Noncurrent	-	-	(9,078)	(10,320)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

8.     Trade accounts receivable - Continued

Below is presented, the breakdown of consolidated trade accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

06.30.2014	2,834,236	2,507,457	151,900	59,038	41,648	74,193
12.31.2013	2,869,618	2,565,483	162,755	56,635	36,265	48,480

9.     Other accounts receivable

        The detailed information of other accounts receivable was presented in the annual financial statements of 2013, in note 10.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Accounts receivable related to sale of fixed assets	13,942	16,609	49,429	55,320
Rebates	-	-	16,489	20,556
Advances to suppliers	-	-	21,575	28,965
Other advances	11,049	12,521	11,179	12,651
Accounts receivable – Audax	7,784	7,491	13,364	13,028
Amounts to be reimbursed	26,275	25,871	130,811	108,635
Rental receivable	20,220	15,455	28,812	22,346
Accounts receivable - Paes Mendonça	-	-	531,899	514,615
Rede Duque	-	-	49,737	49,255
Other	1,008	1,281	38,099	31,931
	80,278	79,228	891,394	857,302

Current	49,851	47,890	199,553	227,367
Noncurrent	30,427	31,338	691,841	629,935

        10.   Inventories

The detailed information of inventories was presented in the annual financial statements of 2013, in note 11.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Stores	1,375,418	1,425,069	3,705,068	3,597,410
Distribution centers	849,676	752,930	2,808,680	2,836,150
Inventories under construction		-	172,280	172,280
Loss with obsolescence and breakage (a)	(5,608)	(12,390)	(49,755)	(52,016)
	2,219,486	2,165,609	6,636,273	6,553,824

Current	2,219,486	2,165,609	6,463,993	6,381,544
Noncurrent	-	-	172,280	172,280

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

10.   Inventories - Continued

(a)      Loss with obsolescence and breakage

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

At the beginning of the period	(12,390)	(8,141)	(52,016)	(53,126)
Additions	(2,277)	(11,219)	(12,051)	(64,898)
Write-offs / reversal	9,059	6,970	14,312	66,008
At the end of the period	(5,608)	(12,390)	(49,755)	(52,016)

11.  Recoverable taxes

The detailed information of recoverable taxes was presented in the annual financial statements of 2013, in note 12.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Current
State value-added tax on sales and services – ICMS recoverable (a)	89,506	98,360	618,638	769,086
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	12,849	4,142	41,289	20,242
Income tax on Financial investments	22,834	43,112	47,324	50,864
Income and Social Contribution taxes	3,441	2,420	44,385	31,031
Social Security Contribution - INSS	-	-	-	30,796
Other	-	-	8,200	5,964
Total current	128,630	148,034	759,836	907,983

Noncurrent
ICMS recoverable (a)	265,750	279,457	1,198,705	1,088,787
PIS/COFINS recoverable	-	-	265,639	254,228
Social Security Contribution- INSS	71,423	71,423	118,737	86,006
Total noncurrent	337,173	350,880	1,583,081	1,429,021

Total	465,803	498,914	2,342,917	2,337,004

(a)     The full ICMS realization will occur as follows:

In	Parent Company	Consolidated

Up to one year	89,506	618,638
2015	78,714	408,506
2016	69,520	331,200
2017	53,150	326,594
2018	31,308	99,350
2019	33,058	33,055

	355,256	1,817,343

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.  Related parties

The detailed information of related parties was presented in the annual financial statements of 2013, in note 13.

a)     Sales, purchases of goods, services and other operations

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Customers
Subsidiaries:
Novasoc Comercial	89	36,386	-	-
Sé Supermercados	37,549	13,166	-	-
Sendas Distribuidora	28,377	49,856	-	-
Barcelona	2,711	2,577	-	-
Via Varejo	2	2,197	-	-
Nova Pontocom	843	865	-	-
	69,571	105,047	-	-
Suppliers
Controlling shareholder:
Casino	1,110	1,450	1,113	1,450
Subsidiaries:
Novasoc Comercial	150	20,234	-	-
Sé Supermercados	1,709	2,235	-	-
Sendas Distribuidora	22,484	44,417	-	-
Barcelona	2,238	2,957	-	-
Xantocarpa	329	1,356	-	-
Via Varejo	940	3,151	-	-
Nova Pontocom	531	928	-	-
GPA logística	14,187	-	-	-
Associated Companies:		-	-
FIC	7,016	10,904	13,114	12,897
Other related parties:
Grupo Diniz (*)	-	1,706		1,811
Globalbev Bebidas e Alimentos (*)	-	101	-	285
Globalfruit (*)	-	44	-	44
Bravo Café (*)	-	224	-	225
Fazenda da Toca Ltda. (*)	-	185	-	205
Indigo Distribuidora	-	120	-	406
	50,694	90,012	14,227	17,323

(*) Balances were presented until the date of settlement considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	06.30.2014	3.31.2013	06.30.2014	3.31.2013
Sales
Subsidiaries:
Novasoc Comercial	113,763	171,846	-	-
Sé Supermercados	105,047	25,828	-	-
Sendas Distribuidora	167,560	168,564	-	-
Via Varejo S.A.	-	234	-	-
Nova Pontocom	-	287	-	-
Nova Casa Bahia	-	176	-	-
Other	52	-	-	-
	386,422	366,935	-	-
Purchases
Subsidiaries:
Novasoc Comercial	1,628	2,718	-	-
Sé Supermercados	1,398	142	-	-
Sendas Distribuidora	133,244	113,287	-	-
E-Hub Consult. Particip. e Com. S.A.	-	920	-	-
Other	4	-	-	-
Joint operation:
Indústria de Móveis Bartira Ltda.	-	-	-	260,443
Other related parties:
Globalbev Bebidas e Alimentos (*)	-	2,274	-	2,589
Globalfruit (*)	-	1,319	-	1,319
Bravo Café (*)	-	458	-	458
Sykué Geração de Energia (*)	-	3,468	-	7,400
Fazenda da Toca Ltda. (*)	-	1,650	-	2,107
Indigo Distribuidora	-	731	-	884
	136,274	126,967	-	275,200

 (*) Balances were presented until the date of settlement, September 7, 2013,  considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Assets
Controlling shareholder:
Casino	641	2,738	641	3,404
Subsidiaries:
Novasoc	59,135	80,890	-	-
Sendas Distribuidora	218,347	82,485	-	-
Xantocarpa	21,663	21,873	-	-
Nova Pontocom	355,456	259,553	-	-
GPA M&P	26,285	25,808	-	-
GPA logística & transportes	19,994	-	-	-
Vancouver	29,819	28,229	-	-
Posto Duque - Salim Maluf	1,243	980	-	-
Posto GPA - Santo André	669	503	-	-
Posto GPA - Império	1,788	1,416	-	-
Posto Duque - Lapa	775	651	-	-
Posto GPA - Ciara	1,002	816	-	-
Vedra	20	20	-	-
Bellamar	50	-	-	-
Barcelona	105,000	105,000	-	-
Other	393	349	-	-
Associated Companies:
FIC	-	-	12,913	683
Other related parties:
Casa Bahia Comercial Ltda.(*)	-	-	152,487	134,112
Management of Nova Pontocom	36,246	34,307	36,246	34,307
Rede Duque	-	-	158	158
Instituto Grupo Pão de Açúcar	41	3	36	-
Other	1,396	857	1,395	172
	879,963	646,478	203,876	172,836

Liabilities
Controlling shareholder:
Wilkes participações	740	-	740	-
Subsidiaries:
Sé Supermercados	1,399,034	1,410,685	-	-
Barcelona	350,355	430,549	-	-
Via Varejo	363,423	338,371	-	-
PontoCred Negócios	722	1,491	-	-
Bellamar	16,866	16,867	-	.
P.A. Publicidade	23,727	19,863	-	-
Posto Duque – Loja Conveniência	9	9	-	-
Associated companies:
FIC	2,353	6,180	2,261	9,012
Other related parties:
Casa Bahia Comercial Ltda	-	-	20,342	23,609
	2,157,229	2,224,015	23,343	32,621

(*) GPA received, aproximately R$ 100,000 from existing balances in 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
Revenues (Expenses)	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Controlling shareholder:
Casino	(11,918)	(12,372)	(12,030)	(12,372)
Wilkes Participações	(1,461)	(958)	(1,461)	(958)
Subsidiaries:
Novasoc	2,982	4,546	-	-
Sé Supermercados	2,812	1,216	-	-
Sendas Distribuidora	21,140	25,827	-	-
Via Varejo	(32,635)	(15,926)	-	-
PontoCred Negócios	769	-	-	-
Nova Pontocom	16,977	10,448	-	-
Associates:
FIC	14,004	8,794	8,624	9,016
Dunnhumby	-	(195)	-	(195)
Other related parties:
Fundo Península	-	(74,755)	-	(78,432)
Grupo Diniz (*)	-	(9,761)	-	(10,388)
Sykué Consultoria em Energia Ltda. (*)	-	(127)	-	(241)
Casa Bahia Comercial Ltda.	-	-	(124,535)	(98,286)
Management of Nova Pontocom	1,939	1,303	1,939	1,303
Habile Segurança e Vigilância Ltda.	-	-	-	(4,673)
Pão de Açúcar S.A. Indústria e Comércio	-	(516)	-	(516)
Audax SP	-	(8,637)	-	(8,638)
Audax Rio	-	(1,618)	-	(5,491)
Instituto Grupo Pão de Açúcar	(2,981)	(3,381)	(2,966)	(3,378)
Viaw Consultoria Ltda (a)	(186)	-	(2,353)	-
	11,442	(76,112)	(132,782)	(213,249)

 (*) Balances were presented until the date of settlement considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

a)   Consulting services

The company hired Viaw Consultoria Ltda. to render services in the managerial consulting area, as well as information technology area, in market conditions. The partners of Viaw are members of Management of the Company.

b)    Management, Fiscal Council and Audit Committee’s compensation

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors and its advisory commitees) and Fiscal Council, recorded in the Company statement of income for the six-month period ended June 30, 2014 and 2013, were as follows:

	In relation to total compensation at June 30, 2014
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (**)	2,278	-	-	2,278
Executive officers	29,213	10,216	2,447	41,876
Fiscal council	168	-	-	168
	31,659	10,216	2,447	44,322

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

       b)     Management, Fiscal Council and Audit Committee’s compensation - Continued

	In relation to total compensation at June 30, 2013
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (*)	3,428	-	-	3,428
Executive officers	6,494	9,912	5,528	21,934
Fiscal council	252	-	-	252
	10,174	9,912	5,528	25,614

(*)       Compensation according to the number of attendances at meetings.

(**)     The remuneration of the advisory committees of the Board of Directors (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

13.   Investments

The detailed information of investiments was presented in the annual financial statements of 2013, in note 14.

a)     Breakdown of investments

			Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (a)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2013	2,784,948	1,550,658	126,546	1,560,398	25,840	474,751	740,852	232,744	154,320	16,185	107,008	7,774,250
Additions	-	-	-	-	-	-	-	-	-	-	241	241
Equity accounting	4,536	72,497	6,302	158,392	(19,140)	(14,388)	25,288	34,793	(88)	(18)	(1,617)	266,557
Dividends	-	-	-	-	-	-	(335)	-	-	-	-	(335)
Stock option	-	-	165	332	18	-	794	-	354	-	1	1,664
Other (b)	-	-	-	167	531	-	-	-	-	-	49	747
Balances at 06.30.2014	2,789,484	1,623,155	133,013	1,719,289	7,249	460,363	766,599	267,537	154,586	16,167	105,682	8,043,124

(a)    In case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

(b)    Effects in this line are related by additional acquisition of 0.22% of the subsidiary Nova Pontocom’s noncontrolling interest acquired by amount R$2,831.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

13.   Investments  – Continued

a)     Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2013	289,805	19,260	463	309,528
Additions	-	-	152	152
Dividends receivable	-	(256)	-	(256)
Share of profit in associate	48,619	533	-	49,152
Balances at 06.30.2014	338,424	19,537	615	358,576

14.    Business combinations

The detailed information of business combinations was presented in the annual financial statements of 2013, in note 15.There were no business combination for the six-month period ended June 30, 2014.

15.   Property and equipment

The detailed information of property and equipment was presented in the annual financial statements of 2013, in note 16.

a)    Parent Company

	Balance at :					Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	06.30.2014

Land	1,198,468	-	-	-	227	1,198,695
Buildings	1,928,702	1,405	(29,315)	(770)	-	1,900,022
Leasehold improvements	1,513,578	646	(54,008)	(4,243)	129,232	1,585,205
Machinery and equipment	765,647	69,233	(67,423)	(4,727)	276	763,006
Facilities	155,906	5,873	(8,009)	(331)	6,583	160,022
Furniture and fixtures	293,472	21,340	(20,201)	(930)	387	294,068
Vehicles	17,917	3,821	(2,332)	(2,404)	341	17,343
Construction in progress	131,060	80,086	-	(119)	(135,412)	75,615
Other	37,855	4,777	(5,998)	(223)	(1,245)	35,166
	6,042,605	187,181	(187,286)	(13,747)	389	6,029,142
	-
Financial lease	-
Hardware	12,617	-	(2,944)	-	-	9,673
Buildings	19,593	-	(535)	-	-	19,058
	32,210	-	(3,479)	-	-	28,731
Total	6,074,815	187,181	(190,765)	(13,747)	389	6,057,873

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

        15.   Property and equipment - Continued

	Balance at 06.30.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,198,695	-	1,198,695	1,198,468	-	1,198,468
Buildings	2,771,089	(871,067)	1,900,022	2,770,650	(841,948)	1,928,702
Leasehold improvements	2,771,137	(1,185,932)	1,585,205	2,649,493	(1,135,915)	1,513,578
Machinery and equipment	1,750,409	(987,403)	763,006	1,701,269	(935,622)	765,647
Facilities	376,159	(216,137)	160,022	364,411	(208,505)	155,906
Furniture and fixtures	686,528	(392,460)	294,068	668,947	(375,475)	293,472
Vehicles	26,814	(9,471)	17,343	27,158	(9,241)	17,917
Construction in progress	75,615	-	75,615	131,060	-	131,060
Other	96,092	(60,926)	35,166	92,988	(55,133)	37,855
	9,752,538	(3,723,396)	6,029,142	9,604,444	(3,561,839)	6,042,605

Financial lease
Hardware	31,687	(22,014)	9,673	31,687	(19,070)	12,617
Buildings	34,447	(15,389)	19,058	34,448	(14,855)	19,593
	66,134	(37,403)	28,731	66,135	(33,925)	32,210
Total	9,818,672	(3,760,799)	6,057,873	9,670,579	(3,595,764)	6,074,815

b)     Consolidated

	Balance at:					Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	06.30.2014

Land	1,411,882	7,306	-	-	(659)	1,418,529
Buildings	2,016,452	14,160	(31,974)	(808)	63,216	2,061,046
Leasehold improvements	2,787,342	98,574	(96,013)	(4,234)	118,388	2,904,057
Machinery and equipment	1,444,434	121,994	(132,047)	(7,172)	43,203	1,470,412
Facilities	325,871	32,594	(17,546)	(350)	8,134	348,703
Furniture and fixtures	527,510	44,240	(35,004)	(1,176)	(2,183)	533,387
Vehicles	166,581	6,463	(8,941)	(19,239)	(95)	144,769
Construction in progress	208,960	179,286	-	(859)	(231,411)	155,976
Other	67,407	9,691	(11,398)	(225)	(615)	64,860
	8,956,439	514,308	(332,923)	(34,063)	(2,022)	9,101,739

Financial lease
Equipment	19,618	-	(1,621)	(1)	(1)	17,995
Hardware	43,643	475	(9,097)	(2)	(2)	35,017
Facilities	934	-	(55)	-	-	879
Furniture and fixtures	7,720	-	(580)	(3)	(7)	7,130
Vehicles	1,103	-	(16)	(199)	9	897
Buildings	24,143	-	(727)	-	-	23,416
	97,161	475	(12,096)	(205)	(1)	85,334
Total	9,053,600	514,783	(345,019)	(34,268)	(2,023)	9,187,073

The column “transfers” is mainly impacted by transfers to intangible assets.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

15.   Property and equipment – Continued

b)    Consolidated – Continued

	Balance at 06.30.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,418,529	-	1,418,529	1,411,882	-	1,411,882
Buildings	2,997,515	(936,469)	2,061,046	2,921,600	(905,148)	2,016,452
Leasehold improvements	4,564,992	(1,660,935)	2,904,057	4,396,106	(1,608,764)	2,787,342
Machinery and equipment	2,938,988	(1,468,576)	1,470,412	2,809,446	(1,365,012)	1,444,434
Facilities	664,205	(315,502)	348,703	630,753	(304,882)	325,871
Furniture and fixtures	1,061,214	(527,827)	533,387	1,033,295	(505,785)	527,510
Vehicles	206,389	(61,620)	144,769	231,440	(64,859)	166,581
Construction in progress	155,976	-	155,976	208,960	-	208,960
Other	166,092	(101,232)	64,860	158,512	(91,105)	67,407
	14,173,900	(5,072,161)	9,101,739	13,801,994	(4,845,555)	8,956,439

Financial lease
Equipment	36,470	(18,475)	17,995	36,473	(16,855)	19,618
Hardware	182,892	(147,875)	35,017	182,516	(138,873)	43,643
Facilities	1,859	(980)	879	1,858	(924)	934
Furniture and fixtures	15,130	(8,000)	7,130	15,147	(7,427)	7,720
Vehicles	1,462	(565)	897	1,746	(643)	1,103
Buildings	43,402	(19,986)	23,416	43,403	(19,260)	24,143
	281,215	(195,881)	85,334	281,143	(183,982)	97,161

Total	14,455,115	(5,268,042)	9,187,073	14,083,137	(5,029,537)	9,053,600

c)     Capitalized borrowing costs

The consolidated amount of the capitalized borrowing costs for the six-month ended of June 30, 2014 was R$5,177 (R$9,612 for the six-months period ended June 30, 2013). The rate used to determine the borrowing costs eligible for capitalization was 105.08% of CDI(107.63% for the six-month period ended June 30, 2013) , corresponding to the effective interest rate of the Company’s borrowings.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

15.   Property and equipment – Continued

d)    Additions to the property and equipment

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Additions	187,181	325,266	514,783	792,790
Financial lease	-		-	(792)
Capitalized interest	(3,985)	(6,972)	(5,177)	(9,612)
Real estate financing - Additions (i)	(6,222)	1,392	(6,222)	(14,108)
Total	176,974	319,686	503,384	768,278

(i)             The additions to property and equipment below are presented to demonstrate the amount paid during the period, in order to demonstrate the acquisitions shown as in the statement of cash flows.

e)     Other information

At June 30, 2014, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$20,035(R$18,094 at June 30, 2013) in parent company and R$50,177 (R$36,666 at June 30, 2013) in consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

The Company has not identified evidence of loss in the amount of the items of its property and equipment which require a new measurement of recoverable amout of assets at June 30, 2014.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

16.    Intangible assets

The detailed information of intangible assets was presented in the annual financial statements of 2013, in note 17.

a)    Parent company

	Balance at:				Balance at:
	12.31.2013	Additions	Amortization	Write-offs	06.30.2014

Goodwill – home appliances	179,064	-	-	-	179,064
Goodwill – retail	355,412	-	-	-	355,412
Commercial rights – retail	41,512	-	-	-	41,512
Software and implementation	551,167	31,548	(40,823)	(75)	541,817
	1,127,155	31,548	(40,823)	(75)	1,117,805

	Balance at 06.30.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – home appliances	179,064	-	179,064	179,064	-	179,064
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail	41,512	-	41,512	41,512	-	41,512
Software and implementation	863,539	(321,722)	541,817	832,123	(280,956)	551,167
	2,158,105	(1,040,300)	1,117,805	2,126,689	(999,534)	1,127,155

b)    Consolidated

	Balance at:					Balance at:
	12.31.2013	Additions	Amortization	Write-offs	Transfers	06.30.2014

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliances	895,582	-	-	-	-	895,582
Goodwill – retail	746,965	-	-	-	-	746,965
Brand– cash and carry	38,639	-	-	-	-	38,639
Brand– home appliances	2,061,077	-	-	-	-	2,061,077
Commercial rights – home appliances	577,141	-	(3,461)	-	(17)	573,663
Commercial rights – retail	43,002	-	-	-	1,490	44,492
Commercial rights - cash and carry	28,842	-	-	-	-	28,842
Customer relationship – home appliances	5,998	-	(3,141)	-	-	2,857
Lease agreement –stores under advantageous condition	137,930	-	(20,649)	-	-	117,281
Software	727,163	84,081	(55,072)	(74)	142	756,240
Software CL	76,751	-	(5,417)	-	-	71,334
Total intangible assets	5,700,657	84,081	(87,740)	(74)	1,615	5,698,539

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

16.  Intangible assets – Continued

	Balance at 06.30.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	895,582	-	895,582	895,582	-	895,582
Goodwill – retail	1,848,403	(1,101,438)	746,965	1,848,403	(1,101,438)	746,965
Brand– cash and carry	38,639	-	38,639	38,639	-	38,639
Brand – home appliances	2,061,077	-	2,061,077	2,061,077	-	2,061,077
Commercial rights – home appliances	635,569	(61,906)	573,663	635,557	(58,416)	577,141
Commercial rights – retail	44,492	-	44,492	43,002	-	43,002
Commercial rights - cash and carry	28,842	-	28,842	28,842	-	28,842
Customer relationship– home appliances	34,268	(31,411)	2,857	34,268	(28,270)	5,998
Lease agreement –stores under advantageous condition	292,040	(174,759)	117,281	292,040	(154,110)	137,930
Software	1,177,351	(421,111)	756,240	1,093,451	(366,288)	727,163
Software CL	81,266	(9,932)	71,334	81,265	(4,514)	76,751
Total intangible assets	7,508,537	(1,809,998)	5,698,539	7,423,134	(1,722,477)	5,700,657

c)     Impairment test of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as of December 31, 2013 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2013, released on February 14, 2014.

As a result of the impairment test conducted in 2013 and because there is no evidence of nonrecovery in June 30, 2014, the Company did not perform new measurement of recoverable amount of these assets. For the year ending December 31, 2014, Company’s Management will perform new impairment tests for all goodwill and intangible assets recognized until this date.

d)    Additions to intangible assets

There were no non-cash transactions in the group of intangible assets to the parent company and consolidated for the six-month periods ended June 30, 2014 and 2013.

17.   Trade accounts payable

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Trade suppliers	2,168,186	2,878,804	7,069,740	8,833,380
Service suppliers	81,815	189,216	265,736	489,671
Rebates (a)	(332,979)	(436,316)	(582,178)	(775,507)
	1,917,022	2,631,704	6,753,298	8,547,544

(a)    Rebates

Includes rebates obtained from trade suppliers registered as a reduction of the amounts payable to them, as established in the agreements between both parts.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing

The detailed information of loans and financing was presented in the annual financial statements of 2013, in note 19.

a)    Debt breakdown

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Current
Debentures (j)
Debentures	965,590	1,033,189	1,383,806	1,250,205
Borrowing cost	(3,301)	(4,714)	(3,740)	(5,312)
	962,289	1,028,475	1,380,066	1,244,893

Loans and financing
Local currency
BNDES (f)	90,428	90,587	101,506	110,911
IBM	-	-	-	23,817
Working capital (d)	641,269	679,517	932,989	822,070
Direct consumer credit - CDCI (d) (e)	-	-	2,624,134	2,726,425
Financial lease (Note 24)	17,131	28,124	34,732	56,330
Swap contracts (d), (h)	(12,998)	(12,384)	(12,998)	(12,384)
Borrowing cost	(2,583)	(3,583)	(3,556)	(5,179)
	733,247	782,261	3,676,807	3,721,990
Foreign currency
Working capital (d)	880	238,955	880	293,949
Swap contracts (d), (h)	-	(75,802)	-	(89,414)
	880	163,153	880	204,535
Total current	1,696,416	1,973,889	5,057,753	5,171,418

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

a)      Debt breakdown – Continued

	Parent Company		Consolidated
Noncurrent	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Debentures (i)
Debentures	1,200,000	2,000,000	1,600,000	2,600,000
Borrowing cost	(248)	(1,295)	(269)	(1,456)
	1,199,752	1,998,705	1,599,731	2,598,544

Loans and financing
Local currency
BNDES (f)	137,242	179,394	158,109	200,524
IBM	-	-	-	95,822
Working capital (d)	817,894	855,398	1,023,069	1,105,399
Direct consumer credit - CDCI (d) (e)	-	-	122,195	140,603
Financial lease (Note 24)	122,629	124,847	195,528	198,511
Swap contracts (d), (h)	-	(11,742)	-	(11,742)
Borrowing cost	(4,460)	(4,130)	(5,925)	(5,811)
	1,073,305	1,143,767	1,492,976	1,723,306

Foreign currency
Working capital (d)	278,601	-	278,601	-
Swap contracts (d), (h)	23,421	-	23,421	-
	302,022	-	302,022	-

Total noncurrent	2,575,079	3,142,472	3,394,729	4,321,850

b)  Changes in loans

	Parent Company	Consolidated
	06.30.2014	06.30.2014
At December 31, 2013	5,116,360	9,493,268
Additions	330,052	2,755,775
Accrued interest	210,595	430,582
Swap	109,091	107,915
Mark to Market	(825)	(825)
Monetary and exchange variation	(30,287)	(27,501)
Borrowing cost	5,235	6,373
Interest paid	(474,043)	(679,664)
Payments	(994,683)	(3,633,441)
At June 30, 2014	4,271,495	8,452,482

c)     Maturity schedule of loans and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2015	1,332,836	1,873,904
2016	296,758	330,125
2017	799,789	954,171
After 2017	150,404	242,723
Subtotal	2,579,787	3,400,923

Borrowing cost	(4,708)	(6,194)
Total	2,575,079	3,394,729

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

d)      Financing of working capital, swap and direct consumer credit – CDCI

		Parent Company		Consolidated
Debt	Rate*	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Local currency
Banco do Brasil	11.58% per year	202,877	386,471	202,877	386,471
Banco do Brasil	107.41% of CDI	816,414	761,675	2,422,369	2,226,792
Bradesco	110.50% of CDI	-	-	502,305	605,975
Safra	108.89% of CDI	407,223	386,769	1,427,715	386,769
Safra	CDI + 0.85% per year	-	-	-	1,188,489
IBM	100% of CDI (-) 0.61%	32,649	-	147,121	-
		1,459,163	1,534,915	4,702,387	4,794,496

Current		641,269	679,517	3,557,123	3,548,495
Noncurrent		817,894	855,398	1,145,264	1,246,001

Foreign currency
Citibank	Libor USD+ 1.45% per year	-	-	-	54,993
Itaú BBA	USD + 3.47% per year	-	238,199	-	238,199
Santander	USD + 0.65% per year	-	756	-	757
JP Morgan	USD + 1.44% per year	110,870	-	110,870	-
Tokyo	USD + 2.25% per year	168,611	-	168,611	-
		279,481	238,955	279,481	293,949

Current		880	238,955	880	293,949
Noncurrent		278,601	-	278,601	-

Swap contracts
Citibank	105.% of CDI	-	-	-	(13,611)
Itaú BBA	100% of CDI	-	(75,803)	-	(75,803)
Banco do Brasil	102% of CDI	(12,998)	(24,125)	(12,998)	(24,126)
JP Morgan	103.50% of CDI	7,794	-	7,794	-
Tokyo	105.85% of CDI	15,627	-	15,627	-
			-		-
		10,423	(99,928)	10,423	(113,540)

Current		(12,998)	(88,186)	(12,998)	(101,798)
Noncurrent		23,421	(11,742)	23,421	(11,742)

		1,749,067	1,673,942	4,992,291	4,974,905

(*)    Weighted average rate per year.

e)    Direct consumer credit - CDCI

The average CDCI financial charges are 109.4% of the CDI (110.3% at June 30,2013). In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

f)       BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	06.30.2014	12.31.2013	06.30.2014	12.31.2013

TJLP + 3.6%	60	Jul/10	Dec/16	205,038	246,102	205,038	246,102
4.5% per year	60	Feb/11	Dec/16	19,896	23,879	19,896	23,879
3% per year	96	Jan/14	May/23	844	-	844	-
3% per year	96	Mar/14	May/23	1,867	-	1,867	-
3% per year	96	May/14	May/23	25	-	25	-
3% per year	96	Aug/13	Jul/23	-	-	955	955
2.5% per year	96	Jun/13	Jan/23	-	-	2,291	2,291
2.5% per year	96	Jul/13	Jan/23	-	-	2,306	2,306
3% per year	96	Jul/13	Mar/23	-	-	270	270
2.5% per year	96	Aug/13	Jan/23	-	-	1,254	1,254
2.5% per year	96	Sep/13	Jan/23	-	-	165	165
2.5% per year	96	Oct/13	Jan/23	-	-	1,214	1,214
2.5% per year	96	Dec/13	Jan/23	-	-	554	553
2.5% per year	96	Jan/14	Jan/23	-	-	511	-
2.5% per year	96	Feb/14	Jan/23	-	-	2,711	-
2.5% per year	96	Mar/14	Jan/23	-	-	659	-
2.5% per year	96	Apr/14	Jan/23	-	-	530	-
2.5% per year	96	May/14	Jan/23	-	-	368	-
3% per year	96	Jul/13	Feb/23	-	-	30	30
3% per year	96	Feb/14	Mar/23	-	-	887	-
TJLP + 2.5% per year	24	Sep/12	Aug/15	-	-	11,853	16,934
TJLP + 1.9%	30	May/11	Jun/14	-	-	-	5,643
TJLP + 1.9% per year plus 1% per year	30	May/11	Jun/14	-	-	-	2,420
TJLP + 3.5% per year plus 1% per year	30	May/11	Jun/14	-	-	-	2,018
3% per year	48	Oct/13	Apr/18	-	-	199	209
3.5% per year	36	Nov/13	Sep/18	-	-	329	329
3.0 % per year	96	Nov/13	May/23	-	-	500	-
3% per year	96	Nov/13	Jun/23	-	-	396	396
3% per year	96	Sep/13	Apr/23	-	-	2,715	2,715
3% per year	96	Oct/13	Apr/23	-	-	135	135
3% per year	96	Dec/13	Apr/23	-	-	14	14
3% per year	96	Sep/13	May/23	-	-	1,092	1,591
4.5% per year	11	Sep/09	Nov/14	-	-	7	14
				227,670	269,981	259,615	311,435

Current				90,428	90,587	101,506	110,911
Noncurrent				137,242	179,394	158,109	200,524

g) Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES.

h)  Swap contracts

The Company uses swap transactions in 100% of borrowings in U.S dollars and fixed interest rates, to exchange these liabilities for Real pegged to CDI floating interest rates. These agreements protect the interest and principal throughout the term of the debt.The CDI annual benchmark rate at June 30, 2014 was 9,68% (8.06% at 2013).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

i)   Credit Line

The Company and the subsidiary Sé signed an agreement with Banco Itaú in order to open a credit line in the amount of R$400.000 and R$250.000, respectivelly. The agreement was made with market conditions and is due on 2016 and 2017.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.           Loans and financing – Continued

j)   Debentures

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Parent Company
8th Issue – Single series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.5% of CDI	201	100,402	200,812	100,402	200,812
9th Issue – Single series - GPA	No preference	610,000	-	1/5/11	1/5/14	107.75% of CDI	-	-	813,103	-	813,105
10th Issue – Single series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	11	843,564	800,323	843,564	800,323
11th Issue – Single series - GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,221,624	1,218,952	1,221,624	1,218,952
Subsidiaries
3rd Issue - Single series - Via Varejo	No preference	400,000	40,000	2/17/12	7/30/15	CDI + 1%	10	-	-	418,216	416,854
1st Issue - 1st Series – NCB	No preference	200,000	20,000	6/29/12	12/29/14	CDI + 0.72%	10	-	-	200,000	200,080
1st Issue - 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0.72%	10	-	-	200,000	200,080
								-	-	-	-
Borrowing cost								(3,549)	(6,010)	(4,009)	(6,769)
								2,162,041	3,027,180	2,979,797	3,843,437
Current liabilities								962,289	1,028,475	1,380,066	1,244,893
Noncurrent liabilities								1,199,752	1,998,705	1,599,731	2,598,544

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

18.   Loans and financing – Continued

j)      Debentures – Continued

GPA assumed the obligation to maintain certain debt financial covenants in connection with the issuance of debentures. At June 30, 2014, GPA was in compliance with these ratios. The main ratio is consolidated net debt/EBITDA which should be equal to or less than 3.25 and the effective ratio at June 30, 2014 was 0.10.

19.   Financial instruments

The detailed information of financial instruments was presented in the annual financial statements of 2013, in note 20.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	867,761	2,851,220	867,761	2,851,220
Accounts receivable and other	255,647	391,699	255,647	391,699
Related parties - assets	879,963	646,478	879,963	646,478
Financial liabilities:
Other financial liabilities – amortized cost
Related parties -liabilities	(2,157,229)	(2,224,015)	(2,157,229)	(2,224,015)
Trade accounts payable	(1,917,022)	(2,631,704)	(1,917,022)	(2,631,704)
Financing for purchase of assets	(49,383)	(48,161)	(49,383)	(48,161)
Debentures	(2,162,041)	(3,027,180)	(2,162,041)	(3,025,684)
Loans and financing	(1,617,544)	(1,571,396)	(1,665,478)	(1,641,991)
Fair value through profit or loss
Loans and financing, including derivatives	(491,910)	(517,785)	(491,910)	(517,785)
Net exposure	(6,391,758)	(6,130,844)	(6,439,692)	(6,199,943)

	Consolidated
	Carrying amount		Fair value
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	5,355,930	8,367,176	5,355,930	8,367,176
Accounts receivable and other	3,485,519	3,487,867	3,545,277	3,535,048
Related parties - assets	203,876	172,836	203,876	172,836
Fair value through profit or loss
Financial investments measured at fair value	22,990	24,453	22,990	24,453
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(23,343)	(32,621)	(23,343)	(32,621)
Trade accounts payable	(6,753,298)	(8,547,544)	(6,753,298)	(8,547,544)
Financing for purchase of assets	(54,383)	(48,161)	(54,383)	(48,161)
Debentures	(2,979,797)	(3,843,437)	(2,979,797)	(3,839,608)
Loans and financing	(4,980,775)	(5,091,922)	(5,073,067)	(5,205,890)
Fair value through profit or loss
Loans and financing, including derivatives	(491,910)	(557,909)	(491,910)	(557,909)
Net exposure	(6,215,191)	(6,069,262)	(6,247,725)	(6,132,220)

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the six-month period ended June 30, 2014.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Loans and financing	4,271,495	5,116,361	8,452,482	9,493,268
(-) Cash and cash equivalents	(867,761)	(2,851,220)	(5,355,930)	(8,367,176)
Net debt	3,403,734	2,265,141	3,096,552	1,126,092

Equity	9,995,375	9,483,190	13,413,460	12,711,964
Equity and net debt	13,399,109	11,748,331	16,510,012	13,838,056
Net debt index	0.34	0.24	0.23	0.09

(ii)      Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at June 30, 2014 and December 31, 2013.

a)    Parent Company

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	814,539	1,572,155	6,586	2,393,280
Debentures	1,182,263	1,271,006	-	2,453,269
Derivatives	11,400	1,842	-	13,242
Finance lease	20,375	80,977	51,561	152,913
At June 30, 2014	2,028,577	2,925,980	58,147	5,012,704

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	1,051,970	1,239,219	-	2,291,189
Debentures	1,253,784	2,188,397	-	3,442,181
Derivatives	(84,218)	(13,612)	-	(97,830)
Finance lease	33,930	110,852	22,502	167,284
At December 31, 2013	2,255,466	3,524,856	22,502	5,802,824

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)    Liquidity management risk – Continued

b)    Consolidated

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	3,872,434	1,997,759	15,878	5,886,071
Debentures	1,653,158	1,693,732	-	3,346,890
Derivatives	11,400	1,842	-	13,242
Finance lease	47,767	144,335	78,802	270,904
At June 30, 2014	5,584,759	3,837,668	94,680	9,517,107

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	4,045,687	1,783,679	18,889	5,848,255
Debentures	1,539,388	2,837,356	-	4,376,744
Derivatives	(96,763)	(13,613)	-	(110,376)
Finance lease	75,042	175,729	51,901	302,672
At December 31, 2013	5,563,354	4,783,151	70,790	10,417,295

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2014	12.31.2013	06.30.2014	12.31.2013

Fair value hedge
Purpose of hedge (debt)		427,698	460,300	482,358	679,662

Long position (buy)
Prefixed rate	11.58% p.a.	130,000	260,000	202,687	385,104
US$ + fixed	1.93% p.a.	297,698	200,300	282,144	293,768
		427,698	460,300	484,831	678,872
Short position (sell)
	104.10% of CDI p.a.	(427,698)	(460,300)	(495,254)	(565,332)
Net hedge position		-	-	(10,423)	113,540

Total net swap position		-	-	(10,423)	113,540

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(ii)    Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the six-month period ended June 30, 2014 are recorded in the net financial result and balance payable by fair value is R$10,423 (R$113,540 at December 31, 2013) and recorded under “Loans and financing”.

Fair value hedge effects through profit or loss for the six-month period ended June 30, 2014 resulted in a loss of R$38,657 (loss of R$15.160 at June 30, 2013).

b)   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned.

For the probable scenario, exchange rate weighted was R$2.71 on the due date, and the interest rate weighted was 11.45% per year.  The sources used are the same as the annual financial statements of 2013.

(i)       Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at fixed rate	Fixed rate	(224,831)	(224,831)	(224,831)
Swap (long position in fixed rate)	Fixed rate	224,831	224,831	224,831
	Net effect	-	-	-

Swap (short position in CDI)	CDI increase	(208,484)	(213,275)	(218,060)

Net effect profit (Loss)		(18,800)	(23,591)	(28,376)

(ii)      Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - US$		(356,593)	(445,741)	(534,890)
Swap (long position in US$)	US$ decrease	359,302	449,127	538,953
	Net effect	2,709	3,386	4,063

Swap (short position in CDI)	CDI increase	(396,204)	(419,765)	(444,162)

Estimated financial expenses		(393,495)	(416,379)	(440,099)

Net effect profit (Loss)		(90,640)	(113,524)	(137,244)

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

(iii)     Other financial instruments

		Market projection
Operations	Risk (CDI increase)	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,367,095)	(1,400,409)	(1,433,723)
Debentures	108.61% of CDI	(1,135,930)	(1,163,610)	(1,191,291)
Debentures - Via Varejo	100% of CDI + 0.8%	(913,322)	(935,578)	(957,834)
Bank loan – CDB	106.37% of CDI	(1,480,633)	(1,516,713)	(1,552,793)
Leasing	100.10% of CDI	(221,346)	(226,740)	(232,134)
Leasing	IGP-DI + 6% per year	(36,043)	(36,921)	(37,799)
Bank loan- Via Varejo	109.43% of CDI	(3,466,459)	(3,550,930)	(3,635,402)
Total loans and financing exposure		(8,620,828)	(8,830,901)	(9,040,976)

Cash and cash equivalents (*)	101.08% of CDI (*)	5,998,461	6,144,633	6,290,805

Net exposure		(2,622,367)	(2,686,268)	(2,750,171)

Total net effect (loss)		(649,433)	(713,334)	(775,237),
(*) weighted average

c)   Fair value measurements

The Company discloses its financial assets and liabilities at fair value, in accordance with CPC 46/ IFRS 13, which refers to evaluation concepts and requeriments of disclosure.

CPC 39 (“IAS 32”) defines fair value as an amount that a assets may be exchange, or a liability settled, between knowledgeable parties, in a transaction with no favored parts. CPC 40 (“IFRS 7”) establishes a hierarchy for fair value in three levels:

               i.        Level 1 – Negociated prices (without ajustments) on active markets for identical assets or liabilities;

              ii.        Level 2 – Different inputs from negociated prices on active markets included on level 1; that are observable for the asset or liability, directly (as price) or indirectly (as prices derivatives); and

             iii.        Level 3 – inputs to assets and liabilities that are not based on observable data on market (non observable inputs).

The fair value of cash and cash equivalentes, short term debt and trade suppliers accounts payable are the same of the amounts recorded.

The table below represents the hierarchy of fair value amounts of financial assets and liabilities recorded at fair value:

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

	06.30.2014	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)
Financial investments measured at fair value	22,990	22,990	-
Cross-currency interest rate swaps	(23,421)	-	(23,421)
Interest rate swaps	12,998	-	12,998
Loans and financing	(481,787)	-	(481,487)
	(468,920)	22,990	(491,910)

There were no changes between the fair value measurement levels for the six-month period ended June 30,2014.

•         Financial investments are classified on level 1, since they are highly available in dolar and their price is available on the market.

•         Foreign exchange and interest rate swaps and loans and financing are classified on level 2, since are utilized readily observable market inputs are utilized, for example, expected interest rate, current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

d)   Consolidated position of operations with derivatives financial instruments

The consolidated position of outstanding derivative financial instruments operations as as follows:

Outstanding					(Amount payable) / receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Exchange swaps registered at CETIP (US$ x CDI)	Citibank	US$40,000	2/13/2012	2/13/2014	-	13,362	-	13,611
	Itaú Unibanco	US$100,000	5/5/2011	4/16/2014	-	73,007	-	75,803
	Banco JP Morgan	US$ 50.000	3/19/2014	3/21/2016	(8,312)	-	(7,783)	-
	Banco Tokyo	US$ 75.000	1/14/2014	1/10/2017	(17,268)	-	(15,638)	-

Interest rate swap registered at CETIP (fixed rate x CDI)	Banco do Brasil	R$130,000	6/28/2010	6/6/2014	-	11,545	-	12,384
	Banco do Brasil	R$130,000	6/28/2010	6/2/2015	12,226	10,943	12,998	11,742
					(13,354)	108,857	(10,423)	113,540

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

20.   Income and social contribution taxes payable and taxes payable in installments

The detailed information of income and social contribution taxes payable and taxes payable in installments was presented in the annual financial statements of 2013, in note 21.

a)    Payable taxes, contributions and taxes installments.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

PIS and COFINS	40,309	62,011	344,905	368,386
Provision for income and social contribution taxes	88,649	132,077	118,437	166,535
ICMS	12,074	29,987	121,521	226,644
Other	-	5,513	35,823	62,599
	141,032	229,588	620,686	824,164

Taxes payable in installments - Law 11941/09	1,022,052	1,112,780	1,096,284	1,188,312
INSS	-	-	12,850	13,323
Other	13,136	14,731	13,803	15,512
	1,035,188	1,127,511	1,122,937	1,217,147

Current	281,165	365,382	769,163	968,462
Noncurrent	895,055	991,717	974,460	1,072,849

b)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In	Parent Company	Consolidated

2015	70,113	77,347
2016	139,866	149,836
2017	139,329	149,094
2018	135,371	145,136
2019	86,530	96,295
After 2019	323,846	356,752
	895,055	974,460

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes

The detailed information of income and social contribution taxes was presented in the annual financial statements of 2013, in note 22.

a)    Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Profit before income and social contribution taxes	597,380	311,509	1,006,407	490,123
Income and social contribution taxes at the notional rate of 25% for the Parent Company and 34% for subsidiaries	(149,345)	(77,877)	(301,922)	(147,037)
Tax penalties	(1,303)	(1,884)	(3,639)	(3,180)
Share of profit associates	66,639	32,950	14,746	3,833
Extemporaneous credits	-	16,890	-	16,890
Other permanent differences (undeductible)	(5,115)	(2,923)	(18,720)	(8,394)
Effective income and social contribution taxes	(89,124)	(32,844)	(309,535)	(137,888)

Income and social contribution taxes for the period:
Current	(100,588)	(46,704)	(246,140)	(142,692)
Deferred	11,464	13,860	(63,395)	4,804
Deferred income and social contribution taxes expenses	(89,124)	(32,844)	(309,535)	(137,888)
Effective rate	14.92%	10.54%	30.76%	28.13%

CBD does not pay social contribution tax based on final and unappealable court decision in the past.

b)    Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Tax losses	-	28,016	685,045	793,633
Provision for contingencies	194,360	151,125	403,785	301,686
Provision for derivative operations taxed on a cash basis	13,042	1,793	8,948	5,997
Allowance for doubtful accounts	1,456	2,004	89,650	81,731
Provision for current expenses	1,402	-	44,433	63,576
Goodwill tax amortization	15,596	24,801	(429,448)	(395,564)
Present value adjustment (PVA)	840	779	(4,849)	(929)
Lease adjustment	5,751	5,331	(107,168)	(75,110)
Mark-to-market adjustment	2,019	534	2,019	534
Fair value of assets acquired in business combination	-	-	(796,035)	(808,318)
Technological innovation – future realization	(19,505)	(20,708)	(19,505)	(20,708)
Depreciation as per tax rates	(91,640)	(87,442)	(99,065)	(89,577)
Other	9,012	14,636	50,698	32,954
Deferred income and social contribution tax, net	132,333	120,869	(171,492)	(110,095)

Noncurrent assets	132,333	120,869	870,413	950,757
Noncurrent liabilities	-	-	(1,041,905)	(1,060,852)
Deferred income and social contribution taxes, net	132,333	120,869	(171,492)	(110,095)

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes – Continued

b)   Breakdown of deferred income and social contribution taxes – Continued

The Company estimates to recover these tax credits as follows:

Year	Parent Company	Consolidated

2014	11,422	394,208
2015	11,001	213,580
2016	14,014	67,832
2017	11,855	39,797
After 2018	84,041	154,996
	132,333	870,413

c)   Changes in income and social contribution taxes deferred.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
At the beginning of the period	120,869	185,491	(110,095)	(58,534)
Expense in the period	11,464	(64,622)	(63,395)	(89,090)
Bartira (acquisition)	-	-	-	29,534
Public offering of shares - Via Varejo	-	-	-	8,288
Other	-	-	1,998	(293)
At the end of the period	132,333	120,869	(171,492)	(110,095)

22.          Acquisition of non-controlling interest

The detailed information of acquisition of non-controlling was presented in the annual financial statements of 2013, in note 23.

	Consolidated
	6.30.2014	12.31.2013

Interest acquisition in Assai	5,607	5,339
Interest acquisition in Sendas	183,976	171,465
	189,583	176,804

Current liabilities	71,512	69,014
Noncurrent liabilities	118,071	107,790

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. and  was set up in an amount considered sufficient to cover probable losses.

a)    Parent Company

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209,126	66,905	149,196	70,725	495,952

Additions	-	4,448	17,189	12,814	34,451
Payments	-	-	(12,736)	(543)	(13,279)
Reversals	-	-	(1,800)	(7,728)	(9,528)
Monetary restatement	4,765	2,590	7,389	7,704	22,448

Balance at June 30, 2014	213,891	73,943	159,238	82,972	530,044

b)    Consolidated

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272,198	402,700	297,464	175,160	1,147,522

Additions	5,067	7,645	164,526	81,613	258,851
Payments	-	-	(32,993)	(14,241)	(47,234)
Reversals	-	-	(24,489)	(53,399)	(77,888)
Monetary restatement	6,555	8,357	24,182	24,136	63,230
Transfer	-	-	476	1,427	1,903

Balance at June 30, 2014	283,820	418,702	429,166	214,696	1,346,384

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)    Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction. In all cases, both interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

PIS and COFINS

With the non-cumulativeness system when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude ICMS from the calculation basis of these two contributions.In addition, the Company offseted tax debts related to PIS and COFINS against - IPI credits – inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at June 30, 2014 is R$100,033 (R$91,898 at December 31, 2013).

In addition, in 2013 there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$176,671 at June 30, 2014(R$173,184 at December 3, 2013)

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for the year 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate and ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes in the amount of R$45,353 at June 30, 2014 (R$ 44,060 at December 31,2013).

The amount recorded for these subjects at June 30, 2014 is R$106,440 (R$100,094 at December 31, 2013).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs, The amount of provision at June 30, 2014 is R$44,180 (R$38,509 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)     Taxes – Continued

Other

Provisions for tax contingent liabilities were recorded at the time of business combination with Via Varejo, under technical pronouncement CPC 15 (IFRS 3R). At June 30, 2014, the amount recorded was R$169,265 (R$165,282 at December 31, 2013) in tax contingent liabilities.

Other main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2.445/88 and 2.449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Contingencies Bartira

In relation to the business combination of Bartira occurred in 2013 (detailed information was presented in the annual financial statements of 2013, in note 15), contingencies were evaluated at fair value, as described by CPC 15 (IFRS 3R), which evaluation differs from CPC 25 (IAS 17). Provisions, Contingent Liabilities and Contingent Assets (IAS 17) used for the evaluation of other contingencies. The main issue is the possible lack of support documentation for the operations, amounting R$95,310 for Social Contribution, Income Tax, PIS, COFINS and ICMS. The total contingencies amount R$117,644.

d)    Labor

The Company is party in numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At June 30, 2014, the Company had a provision of R$429,166 (R$297,463 at December 31, 2013) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, considering  previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”), 0.35% accumulated at June 30, 2014 (0.03% at June 30 2013) plus 1% monthly interest rates.

e)    Civil and other

The Company is defendant in civil actions (indemnifications and collections, among others), at several court levels and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the Company. At June 30, 2014, the provision for these lawsuits is R$55,983 (R$42,791 at December 31, 2013), for which there are no restricted deposits.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

e)    Civil and other– Continued

•  The subsidiary Via Varejo is part in lawsuits involving the consumer relations rights (civil actions and assessments from PROCONs) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits is R$80,898 at June 30, 2014 (R$68,694 at December 31, 2013).

The total amount of civil actions and other at June 30, 2014 is R$214,696 (R$175,160 at December 31, 2013).

f)     Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible and; therefore, they have not been accrued, amounting to R$ 8,118,960 at June 30, 2014(R$7,630,694 at December 31, 2013), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, among other matters, and possible loss, considered possible, corresponds to R$290,693 at June 30, 2014 (R$282,853 at December 31, 2013). The proceedings are under administrative and court discussion.

•             IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, with holding income tax on net income  ILL – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies of payments and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes.

•         The Company received a delinquency notice drawn up by Internal Revenue Agency to collect the differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2011, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. No provision was made for this case,since in the evaluation of the Company´s legal advisors the chances of loss are classified partly as possible, in the amount of R$668,272 at June 30, 2014 (R$636,787 at December 31, 2013) and partly as remote.

These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$1,348,111 at June 30, 2014 (R$1,296,578 at December 31, 2013).

•       COFINS, PIS, provisional contribution on financial transactions - CPMF and IPI– the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,084,932 at June 30, 2014 (R$982,419 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities – Continued

•       ICMS – the Company was served notice by the State tax authorities regarding the appropriation of credits of: (i) electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed sales; and (viii) among others. The total amount of these assessments is R$4,454,509 at June 30, 2014 (R$4,032,307 at December 31, 2013), which await a final decision in the administrative and court levels.

•             Municipal service tax - ISS, Municipal Real Estate Tax - IPTU, Property Transfer Tax  - ITBI and others – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, whitch amounts R$388,800 at June 30, 2014 (R$339,363 at December 31, 2013) and await administrative and court decisions.

•             Other litigations – related to administrative lawsuits and real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”), in several States, Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$551,915 at June 30, 2014 (R$697,174 at December 31, 2013).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

Company hires external legal advisors to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of final decision,recording the expenses in the moment of the final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on June  30, 2014, the estimated amount, in case of finalization of all claims with success, is approximately R$117,332 (R$109,000 at December 31,2013)

g)    Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Tax	59,873	59,410	152,464	145,271
Labor	333,704	321,769	648,508	567,924
Civil and other	30,486	45,834	82,263	101,995
Total	424,063	427,013	883,235	815,190

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

h)    Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	837,893	14	5,864,030	6,701,937
Labor	7,195	2,661	60,782	70,638
Civil and other	10,949	990	336,979	348,918
Total	856,037	3,665	6,261,791	7,121,493

The cost of guarantees is approximately 0.5% of value on lawsuits and is recorded as an expense by the passage of time.

i)      Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

24.   Leasing transactions

a)    Operating lease

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Gross commitments from operating lease

Minimum rental payment:
Up to 1 year	433,004	404,944	1,227,094	1,270,330
1 - 5 years	1,421,359	1,315,029	3,924,447	3,873,476
Over 5 years	1,421,063	1,318,415	5,112,580	5,085,869
	3,275,426	3,038,388	10,264,121	10,229,675

Future sublease rentals (*)	(86,917)	(85,507)	(121,585)	(105,930)

Total	3,188,509	2,952,881	10,142,536	10,123,745

(*)      Refers to lease agreements receivable from commercial shop malls.

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at June 30, 2014, the fine amount would be R$560,268 (R$631,515 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

24.   Leasing transactions - Continued

(i)     Payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 3.3% of sales.

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Expenses(income) in the period
Contingent payments	178,639	168,074	299,556	263,350
Non contingent payments	70,302	65,801	433,820	360,887
Sublease rentals (*)	(69,372)	(61,511)	(87,821)	(80,380)

(*)    Refers to lease agreements receivable from commercial shop malls.

(ii)     Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

b)       Financial lease

Financial lease agreements amounted to R$424,462 at June 30, 2014 (R$482,543 at December 31, 2013), according to the chart below:

	Parent Company		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Financial lease liability –minimum lease payments:
Up to 1 year	17,131	28,124	34,732	56,330
1 - 5 years	64,884	97,587	110,450	142,857
Over 5 years	57,745	27,260	85,078	55,654
Present value of financial lease agreements	139,760	152,971	230,260	254,841

Future financing charges	149,776	152,074	194,202	227,702
Gross amount of financial lease agreements	289,536	305,045	424,462	482,543

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Contingent payments recognized as expense in the period	1,406	1,162	1,406	1,162

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

25.   Deferred revenues

The Company  and the subsidiary Via Varejo received in advance values of trading partners over exclusivity in the intermediation services or additional/extended warranties and the subsidiary Barcelona received in advance values for the rental of shelves and light panel (back lights) for exhibition of products from its suppliers.

	Controladora		Consolidated
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
		-
Additional or extended warranties	27,916	30,000	439,655	471,586
Bradesco agreement	-	-	36,132	11,395
Swap agreement	-	-	54,736	50,378
Investments in media	25,749	-	59,082	-
Back lights	-	-	34,791	37,027
	53,665	30,000	624,396	570,386

Current	9,916	-	141,321	114,749
Noncurrent	43,749	30,000	483,075	455,637

Management estimates that the value classified as noncurrent will be recognized in profit or loss according to the passage of time and the financial performance of each contract, in the following proportion:

	Parent Company	Consolidated
	06.30.2014	06.30.2014

2015	5,000	58,785
2016	10,000	164,698
2017	833	76,621
2018	-	54,053
2019	-	49,608
2020	27,916	79,310
	43,749	483,075

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity

The detailed information of equity was presented in the annual financial statements of 2013, in note 27.

a)   Capital stock

The subscribed and paid-up capital is represented by 265,138 (264,453 at December 31, 2013) thousands of registered shares with no par value at June 30, 2014, of which 99,680 in thousands of common shares at June 30, 2014 and December 31, 2013, and 165,458 in thousands of preferred shares at June 30, 2014 (164,773 at December 31, 2013).

The Company is authorized to increase its capital stock up until to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Director’s meeting held at February 13, 2014 the capital was increased by R$ 15,523, by means of the issue of 470 (in thousands of shares) preferred shares.

At the Board of Director’s meeting held at April 24, 2014 the capital was increased by R$ 1,075, by means of the issue of 32 (in thousands of shares) preferred shares.

At the Board of Director’s meeting held at June 26, 2014 the capital was increased by R$ 5,273, by means of the issue of 183 (in thousands of shares) preferred shares.

b)   Share-based payment plans

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31 , 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the period	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at June 30, 2014
Series A4 – Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 – Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 – Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 – Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 – Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(293)	(26)	207
Series A6 – Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(293)	(26)	207
Series A7 – Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(105)	(18)	235
Series A7 – Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(105)	(18)	235
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	-	-	239
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	-	-	239
						3,540	(2,053)	(119)	1,368

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

b)   Share-based payment plans - Continued

(i)  Consolidated information of share-based payment plans - GPA

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2014, of all options granted:

	06.30.2014	12.31.2013

Number of shares	265,138	264,453
Balance of granted series in effect	1,368	1,580
Maximum percentage of dilution	0.52%	0.60%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%. The expectation of remaining average life of the series outstanding at June 30, 2014 was 2.00 year (1.46 year at December 31, 2013). The weighted average fair value of options granted at June 30, 2014 was R$69.57 (R$62.59 at December 31, 2013).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2013
Outstanding at the beginning of the year	1,658	26.40
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091

At June 30, 2014
Granted during the year	478	41.61
Cancelled during the period	(4)	35.03
Exercised during the period	(686)	31.93
Outstanding at the end of the period	1,368	38.14	2.00	87,855
Total to be exercised at June 30, 2014	1,368	38.14	2.00	87,855

At June 30, 2014 there were options from series A5 to be exercised .

The amounts recorded in the statement of income of the Parent Company and Consolidated at June 30, 2014 were R$25,711 (R$23,653 at Junho 30, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

b)   Share-based payment plans - Continued

(ii)  Consolidated information stock option plan – GPA – New series B1 and C1

Company implemented two new shared based plans approved by the shareholders meeting on May 09, 2014.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 477,458 options of shares.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B1 and C1: (a) Dividends expectations of 0.96%; (b) volatility expectation of 22.09%; (c) interest rate of 11.70% and (d) fair value of the share on grant date of R$101.84

c)   Dividends

On the Annual and Extraordinary Shareholders’ Meeting (AGOE) held at  April 16, 2014 the shareholders approved the proposal of dividends payment for the fiscal year ended December 31, 2013, in the amount of R$259,968 (R$259,655 at December 31,2012), including the anticipated dividends already declared, amounting R$0.888957268 per common share and R$0.977852995 per preferred share.

The Company paid, except for the quarterly anticipated dividends paid during 2013, dividends during the six-month period, in the amount of R$ 150,549, corresponding to remaining dividends for the year 2013.This amount corresponds to R$ 0.535395 per one common share and R$ 0.588935 per one preferred share. All the shares were entitled to dividends on April 16, 2014 base date. As of April 17, 2014, the shares were negotiated “ex-rights” to the dividends payment date.

(i)   Dividends prepaid

The Board of Directors’ meeting held at April 24, 2014 approved the payment of dividends prepaid in the total amount of R$35,793, R$0.14 per preferred share and R$0.127270 per common share.

The dividens were paid at May 15, 2014. All the shares were entitled to dividends on May 05, 2014 base date. As of May 06, 2014, the shares were negotiated “ex-rights” to the dividends payment date.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

27.    Net operating revenue

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Gross sales
Goods	11,845,231	11,181,965	33,010,806	29,629,617
Rendering of services	125,138	103,864	790,352	784,109
Financial services	-	-	691,384	498,145
Sales return and cancellation	(192,307)	(147,591)	(985,221)	(947,640)
	11,778,062	11,138,238	33,507,321	29,964,231

Sales taxes	(925,637)	(943,251)	(3,295,781)	(3,143,434)

Net sales	10,852,425	10,194,987	30,211,540	26,820,797

28.    Expenses by nature

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Cost of goods sold	(7,937,658)	(7,402,606)	(22,503,689)	(19,779,644)
Personnel expenses	(1,068,504)	(1,042,497)	(2,580,346)	(2,489,375)
Outsourced services	(169,502)	(170,560)	(956,230)	(1,488,677)
Functional expenses	(508,477)	(480,817)	(1,066,533)	(618,345)
Selling expenses	(202,175)	(179,999)	(687,696)	(263,945)
Other expenses	(73,021)	(52,637)	(284,553)	(401,035)
	(9,959,337)	(9,329,116)	(28,079,047)	(25,041,021)

Cost of goods sold	(7,937,658)	(7,402,606)	(22,503,689)	(19,779,644)
Selling expenses	(1,764,820)	(1,598,721)	(4,906,106)	(4,493,600)
General and administrative expenses	(256,859)	(327,789)	(669,252)	(767,777)
	(9,959,337)	(9,329,116)	(28,079,047)	(25,041,021)

29.    Other operating revenue (expenses), net

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Provision for legal claims	-	(163,291)	-	(163,291)
Indemnified amounts	(14,870)	(35,283)	(14,870)	(73,941)
Integration/restructuring expenses	(45,852)	(27,585)	(55,622)	(39,457)
Property and equipment result	(9,859)	(4,226)	(23,661)	(13,781)
Others	(1,649)	(13,494)	1,655	(67,912)
	(72,275)	(243,879)	(92,498)	(358,382)

Other operating income	-	10,066	627	10,787)
Other operation expenses	(72,275)	(253,945)	(93,125)	(369,169)
	(72,275)	(243,879)	(92,498)	(358,382)

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

30.   Financial result, net

	Parent Company		Consolidated
	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Finance expenses:
Cost of debt	(258,096)	(229,727)	(472,177)	(409,400)
Cost of sales of receivables sales	(49,992)	(40,913)	(367,087)	(264,584)
Monetary restatement	(35,406)	(56,616)	(117,755)	(105,016)
Other finance expenses	(38,854)	(25,763)	(76,091)	(45,687)
Total finance expenses	(382,348)	(353,019)	(1,033,110)	(824,687)

Finance income:
Profitability in cash and cash equivalents	50,389	66,189	200,352	176,635
Monetary restatement	51,013	40,152	120,933	88,338
Other finance income	2,510	4,138	11,666	5,701
Total finance income	103,912	110,479	332,951	270,674

Total	(278,436)	(242,540)	(700,159)	(554,013)

The hedge effects in six-month period ended at June  30, 2014 and June 30, 2013 are disclosed in Note 19(a).

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

31.    Earnings per share

The information of earnings per share was presented in the annual financial statements of 2013, in note 32.

The following table presents the calculation of profit available to common and preferred shareholders and the weighted average of outstanding common and preferred shares used to calculate basic and diluted earnings per share for each reported period:

	06.30.2014			06.30.2013
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	328,014	180,242	508,256	179,483	99,182	278,665
Net income allocated available for common and preferred shareholders	328,014	180,242	508,256	179,483	99,182	278,665

Basic denominator (thousands of shares)
Weighted average of shares	164,912	99,680	264,592	163,986	99,680	263,666

Basic earnings per thousands of shares (R$)	1.98903	1.80821		1.09450	0.99500

Diluted denominator
Weighted average of shares (in thousands)	164,912	99,680	264,592	163,986	99,680	263,666
Stock call option	317	-	317	1,217	-	1,217

Diluted weighted average of shares (in thousands)	165,229	99,680	264,909	165,203	99,680	264,883

Diluted earnings per thousands of shares (R$)	1.98521	1.80821		1.08644	0.99500

32.    Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the six-month period ended June 30, 2014 is R$1,962 (R$1,871 at June 30, 2013), and employees contributions is R$2,788 (R$2,380 at June 30, 2013); The plan had 945 participants at June 30, 2014 (1,012 at December 31, 2013).

33.    Insurance coverage

The insurance coverage at June 30, 2014 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	8,165,268	20,068,361
Profit	Loss of profits	2,010,577	4,277,275
Cars and other (*)	Damages	381,049	708,697

The Company maintains specific policies referring to civil, directors and officers liability amounting to R$311,625.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.    Segment information

The information of segments was presented in the annual financial statements of 2013, in note 35.

Management considers the following segments:

•      Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “Conviva”.

•      Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•      Cash & Carry – includes the banner “ASSAI”.

•       E-commerce includes the sites www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br and www.partiuviagens.com.br.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.  Segment information - Continued

Information about the segments is included in the following table:

	Balance at 06.30.2014
Description	Retail (a)	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (b)	Total

Net sales revenue	12,892,679	3,777,664	10,973,840	2,593,129	30,237,312	(25,772)	30,211,540
Gross profit	3,539,395	512,746	3,410,135	252,534	7,714,810	(6,959)	7,707,851
Depreciation and amortization	(271,099)	(37,138)	(68,001)	(6,343)	(382,581)	-	(382,581)
Equity pickup	34,845	-	14,307	-	49,152	-	49,152
Operating income	678,886	81,037	908,298	38,345	1,706,566	-	1,706,566
Finance expenses	(422,417)	(34,007)	(496,176)	(107,710)	(1,060,310)	27,200	(1,033,110)
Finance income	173,424	8,598	169,535	8,594	360,151	(27,200)	332,951
Earnings before income and social contribution taxes	429,893	55,628	581,657	(60,771)	1,006,407	-	1,006,407
Income and social contribution taxes	(112,408)	(19,083)	(198,504)	20,460	(309,535)	-	(309,535)
Profit (loss) for the year	317,484	36,545	383,153	(40,310)	696,872	-	696,872

Current assets	5,239,619	1,167,279	8,265,248	998,078	15,670,224	(845)	15,669,379
Noncurrent assets	13,963,101	1,403,538	4,513,812	722,111	20,602,562	(809,799)	19,792,763
Current liabilities	5,071,670	1,427,757	7,212,410	1,383,092	15,094,929	(498,150)	14,596,779
Noncurrent liabilities	5,669,189	172,929	1,600,438	321,841	7,764,397	(312,494)	7,451,903
Equity	8,461,861	970,131	3,966,212	15,256	13,413,460	-	13,413,460

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.   Segment information – Continued

	Balance at 06.30.2013
Description	Retail (a)	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (b)	Total

Net sales	12,020,381	2,738,131	10,255,838	1,806,447	26,820,797	-	26,820,797
Gross profit	3,360,241	375,332	3,153,182	152,398	7,041,153	-	7,041,153
Depreciation and amortization	(295,935)	(25,423)	(65,893)	(2,784)	(390,035)	-	(390,035)
Equity accounting	9,875	-	2,902	-	12,777	-	12,777
Operating income	368,425	59,356	599,489	16,866	1,044,136	-	1,044,136
Finance expenses	(394,813)	(19,721)	(363,167)	(59,976)	(837,677)	12,990	(824,687)
Finance income	165,716	11,359	102,430	4,159	283,664	(12,990)	270,674
Earnings before income and social contribution taxes	139,329	50,993	338,752	(38,951)	490,123	-	490,123
Income and social contribution taxes	(14,732)	(18,074)	(117,586)	12,504	(137,888)	-	(137,888)
Profit (loss) for the year	124,596	32,919	221,167	(26,447)	352,235	-	352,235

December 31, 2013
Current assets	7,087,919	1,358,757	8,753,861	1,412,263	18,612,800	(3,065)	18,609,735
Noncurrent assets	12,717,447	2,456,542	4,376,438	550,254	20,100,681	(702,064)	19,398,617
Current liabilities	5,379,993	2,603,726	7,833,044	1,901,120	17,717,883	(705,129)	17,012,754
Noncurrent liabilities	6,300,186	278,946	1,697,586	6,916	8,283,634	-	8,283,634
Equity	8,125,187	932,627	3,599,669	54,481	12,711,964	-	12,711,964

a) Retail segment includes GPA Malls & Properties.

b) Eliminations consists on intercompany balances.

Companhia Brasileira de Distribuição

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless otherwise stated)

34.   Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	06.30.2014	06.30.2013

Food	55.2%	55.0%
Non-food	44.8%	45.0%
Total sales	100.0%	100.0%

At June 30, 2014, capital expenditures (Capex) were as follows:

	06.30.2014	06.30.2013

Food	404,513	678,228
Non-food	182,952	148,694
Total capital expenditures	587,465	826,922

35.   Subsequent events

a) Prepaid dividends

Prepaid dividends related to the second quarter of 2014 will be antecipated, according to the Dividend Policy of the Company, in the total amount of R$35,818, of which R$0.14 per preferred share and R$0.127272 per common share. The dividends will be paid at August 13, 2014. All the shares shall be entitled to dividends on August 01, 2014 base date. As of August 04, 2014, the shares shall be negotiated “ex-rights” to the dividends payment date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 06/30/2014 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.67%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.79%
COFIDOL SAS *	-	0.00%	8,907,123	5.38%	8,907,123	3.36%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,337,536	93.88%	155,398,157	58.61%
TOTAL	99,679,851	100.00%	165,457,940	100.00%	265,137,791	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 06/30/2014 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 06/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00%	3,585,804,573	100.00%
TOTAL	3,585,804,573	100.00%	3,585,804,573	100.00%

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 06/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,694	100.00%	3,633,544,694	100.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 06/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%

(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 06/30/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,818	5.98%	109,507,048	41.30%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	124,256	0.08%	124,256	0.05%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,212,277	93.81%	155,272,898	58.56%

Total	99,679,851	100.00%	165,457,940	100.00%	265,137,791	100.00%

Outstanding Shares	60,621	0.06%	155,213,277	93.81%	155,273,898	58.56%

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 06/30/2013
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,331	99.94%	33,199,379	20.17%	132,818,710	50.25%

Management
Board of Directors	100	0.00%	11	0.00%	111	0.00%
Board of Executive Officers	-	0.00%	214,428	0.13%	214,428	0.08%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,420	0.06%	130,964,627	79.56%	131,025,047	49.58%

Total	99,679,851	100.00%	164,612,031	100.00%	264,291,882	100.00%

Outstanding Shares	60,420	0.06%	130,964,627	79.56%	131,025,047	49.58%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.